CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on October 29, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kestra Medical Technologies, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3933 Lake Washington Blvd NE, Suite 200

Kirkland, Washington 98033

(425) 279-8002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Webster

Chief Executive Officer

3933 Lake Washington Blvd NE, Suite 200

Kirkland, Washington 98033

(425) 279-8002

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sophia Hudson, P.C. Christie W.S. Mok Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800	Traci S. Umberger General Counsel and Chief Administrative Officer 3933 Lake Washington Blvd NE, Suite 200 Kirkland, Washington 98033 Telephone: (425) 279-8002	Ilir Mujalovic Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated     , 2025

P R O S P E C T U S

    Shares

Common Shares

We are selling    common shares, par value $1.00 per share (the “common shares”). Our common shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “KMTS.” On    , 2025, the last reported sale price of our common shares on Nasdaq was $    per share.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, under applicable Securities and Exchange Commission (“SEC”) rules, we have elected to comply with certain reduced public company reporting and disclosure requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common shares involves risks that are described in the “Risk Factors” section beginning on page 17 of this prospectus and in the documents incorporated by reference into this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us (2)	$	$

(1)	We refer you to the section titled “Underwriting” for additional information regarding underwriter compensation.
(2)

The proceeds, before expenses, to us presented in this table do not give effect to any exercise by the underwriters of the option we have granted to the underwriters to purchase additional shares of our common shares from us as described below.

We have granted the underwriters an option to purchase up to an additional    common shares, at the public offering price, less the underwriting discount, for 30 days from the date of this prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Bermuda Monetary Authority has given general permission under the Exchange Control Act 1972 (and its related regulations) for the issue and transfer of our common shares that are the subject of this offering to and between residents and non-residents of Bermuda, for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Global Select Market. In granting such general permission, the Bermuda Monetary Authority does not accept any responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

The common shares will be ready for delivery on or about    , 2025.

BofA Securities	Piper Sandler

The date of this prospectus is     , 2025

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find Additional Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference,” before deciding to invest in our common shares. In this prospectus, whenever we refer to information contained herein or this prospectus, it will be deemed to include the documents incorporated by reference herein.

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize, if any. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus, if any, in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus, if any, applicable to that jurisdiction.

i

BASIS OF PRESENTATION

On March 7, 2025, Kestra Medical Technologies, Ltd., the issuer in this offering, completed its initial public offering of its common shares. Kestra Medical Technologies, Ltd. was formed solely for the purpose of completing the initial public offering and prior to the consummation of the initial public offering, did not engage in any business or activities other than those incidental to its formation, the organizational transactions consummated in connection with the initial public offering (the “Organizational Transactions”) and the preparation of the prospectus and registration statement in connection with the initial public offering. Prior to the consummation of the initial public offering, the Company’s business was conducted through West Affum Intermediate Holdings Corp. In connection with the initial public offering, the Organizational Transactions were completed, pursuant to which West Affum Intermediate Holdings Corp. became a wholly owned subsidiary of Kestra Medical Technologies, Ltd. West Affum Intermediate Holdings Corp. is the predecessor to Kestra Medical Technologies, Ltd. for financial reporting purposes. For more information on the Organizational Transactions, see Note 1 of the unaudited interim condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025 (the “Q1 Quarterly Report”) and Note 1 of the audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended April 30, 2025 (the “2025 Annual Report”), each of which is incorporated by reference into this prospectus.

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Unless stated otherwise or the context otherwise requires the terms “we,” “us,” “our,” “our business,” “our company,” the “Company” and similar references herein refer: (1) prior to the consummation of the initial public offering of Kestra Medical Technologies, Ltd., to West Affum Intermediate Holdings and its consolidated subsidiaries and (2) at or following the consummation of the initial public offering of Kestra Medical Technologies, Ltd., to Kestra Medical Technologies, Ltd. and its consolidated subsidiaries.

INDUSTRY AND MARKET DATA

Certain industry data and market data included in this prospectus and in our 2025 Annual Report, incorporated by reference herein, were obtained from independent third-party surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. Management’s estimates presented herein are based upon management’s analysis of internally compiled data, independent third-party surveys and industry publications prepared by a number of sources and other publicly available information. We obtained the industry and market data set forth in this prospectus and in our 2025 Annual Report from our own internal estimates and research, as well as from academic and industry publications, research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on our knowledge of the industry and market, which we believe to be reasonable. We believe that the information from academic and industry publications, research, surveys and studies conducted by third parties included in this prospectus and in our 2025 Annual Report is reliable.

Additionally, our estimated total addressable market is based on epidemiology data regarding cardiac patient populations with low ejection fractions, payor data on WCD reimbursement rates, the average initial prescription duration for our ASSURE WCD and our estimates of the industry average initial prescription duration for WCDs generally. Our total addressable market in the United States is based on epidemiology data from third-party sources including the American Heart Association and the Heart Failure Society of America and the Medicare reimbursement rate for WCDs as of January 2025 as published in the Centers for Medicare and Medicaid Services (“CMS”) DMEPOS Fee Schedule. Our estimated total addressable market outside the United States is based on estimated average reimbursement rates and initial prescription durations for WCDs derived from internally collected data from industry sources and market participants and our internal estimates based on such data, as well as epidemiology data from third-party sources including PubMed, UptoDate, Statistica and the European Society of Cardiology in the following select international markets: Japan, Germany, United Kingdom, France, Italy, Spain, Canada, Poland, Australia, Romania, Netherlands, Belgium, Czech Republic, Sweden, Hungary, Austria, Switzerland and Denmark. These international markets were selected because they have already adopted WCD therapy or have a history of implantable cardioverter defibrillators (“ICD”) utilization. The industry in which we operate and the data related thereto are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our 2025 Annual Report. These and other factors could cause results to differ materially from those expressed in the estimates, publications and reports made by the independent parties and by us. Forecasts and other forward-looking information with respect to the industry, business, market, and other data included in this prospectus are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Certain information in the text of this prospectus and in our 2025 Annual Report, incorporated by reference herein, is contained in independent industry publications. The source of these independent industry publications is provided below. These independent industry publications do not form part of this prospectus and are not incorporated by reference herein.

•	The New England Journal of Medicine, Wearable Cardioverter-Defibrillator after Myocardial Infarction, September 2018 (the “New England Journal of Medicine Study”);

•	American Heart Association, Abstract 4141304: Clinical Impact of Ventricular and Supraventricular Arrhythmia Detection with a Novel Wearable Cardioverter Defibrillator, November 2024;

•	American Heart Association, Abstract 4141488: Initial Real-World Experience with a Novel Wearable Cardioverter Defibrillator, November 2024;

•	American Heart Association, Heart Disease and Stroke Statistics – 2023 Update: A Report From the American Heart Association, February 2023;

•

American Heart Association, Left Ventricular Ejection Fraction Assessment Among Patients with Acute Myocardial Infarction and Its Association with Hospital Quality of Care and Evidence-Based Therapy Use, September 2012;

•	American Heart Association, Trends in Hospitalizations and Survival of Acute Decompensated Heart Failure in Four US Communities (2005-2014), July 2018;

•	American Heart Association, 2024 Heart Disease and Stroke Statistics: A Report of US and Global Data From the American Heart Association, February 2024;

•	European Heart Journal, 2016 ESC Guidelines for the Diagnosis and Treatment of Acute and Chronic Heart Failure, May 2016;

•	Heart Failure Society of America, HF Stats 2024: Heart Failure Epidemiology and Outcomes Statistics, September 2024;

•	JAMA, Heart Failure with Reduced Ejection Fraction—A Review, August 2020;

•	Journal of Cardiovascular Electrophysiology, Impact of Wearable Cardioverter-Defibrillator Compliance on Outcomes in the VEST Trial: As-Treated and Per-Protocol Analyses, February 2020;

•	Journal of Cardiovascular Electrophysiology, A Wearable Cardioverter Defibrillator with a Low False Alarm Rate, January 2022;

•

American Journal of Cardiology, The Sudden Death Following Hospitalization for Heart Failure with Reduced Ejection Fraction (From the Everest Trial), July 2018 (the “American Journal of Cardiology Study”);

•

Journal of Interventional Cardiac Electrophysiology, A Novel Artificial Intelligence Based Algorithm to Reduce Wearable Cardioverter-Defibrillator Alarms, February 2023 (the “Journal of Interventional Cardiac Electrophysiology Study”);

•	Journal of Cardiac Failure, HF STATS 2024: Heart Failure Epidemiology and Outcomes Statistics An Updated 2024 Report from the Heart Failure Society of America, September 2024;

•	Nature Reviews Cardiology, Epidemiology of Heart Failure with Preserved Ejection Fraction, May 2017; and

•	PLOS ONE, Defibrillation effectiveness and safety of the shock waveform used in a contemporary wearable cardioverter defibrillator: Results from animal and human studies, March 14, 2023.

SERVICE MARKS, TRADEMARKS AND TRADE NAMES

This prospectus includes references to trademarks and service marks for which we have obtained or applied for registration, such as ASSURE, ASSURE ASSIST, CARDIAC RECOVERY SYSTEM, KESTRA and KESTRA CARESTATION. This prospectus also contains trade names, trademarks and service marks of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including the section titled “Risk Factors” and the information set forth in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto included in our 2025 Annual Report and our Q1 Quarterly Report, each incorporated by reference herein, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Overview

We are a commercial-stage, wearable medical device and digital healthcare company focused on transforming patient outcomes in cardiovascular disease using monitoring and therapeutic intervention technologies that are intuitive, intelligent, and connected. We have developed and are commercializing our Cardiac Recovery System platform, a comprehensive and advanced system that integrates monitoring, therapeutic treatment, digital health, and patient support services into a single, unified solution. The cornerstone of our Cardiac Recovery System platform is the ASSURE WCD, a next generation wearable cardioverter defibrillator (“WCD”) used to protect patients at an elevated risk of sudden cardiac arrest (“SCA”), a major public health problem that accounts for approximately 50% of all cardiovascular deaths in the U.S. The ASSURE WCD automatically monitors elevated risk patients and, if needed, delivers a defibrillation shock to return the patient’s heart to normal rhythm. The ASSURE WCD was purpose-built to enhance patient comfort and compliance and directly address the key barriers to adoption associated with the only other commercially available WCD. We believe the ASSURE WCD offers significant clinical and functional advantages, including greater patient compliance as a result of a major reduction in false alarms, enhanced comfort and wearability. In addition to the ASSURE WCD, our Cardiac Recovery System platform includes a comprehensive suite of fully integrated digital solutions and services that enable enhanced patient and provider engagement and oversight, with the objective of improving patient outcomes. We believe our Cardiac Recovery System platform addresses serious unmet needs in the cardiac patient population and has the potential to disrupt and grow the market which has been limited to a single solution for more than 20 years. Additionally, as of October 2025, our ASSURE WCD has been worn by over 28,000 patients since it was commercially launched.

SCA is a life-threatening emergency characterized by the abrupt cessation of the heartbeat caused by an electrical malfunction in the heart. This is typically triggered by ventricular arrhythmias, such as ventricular fibrillation (“VF”), and leads to a loss of consciousness and potentially death within minutes if not promptly treated. The American Heart Association (“AHA”) estimates that SCA causes approximately 436,000 deaths per year, making it the third leading cause of death in the U.S. Defibrillation, or an electrical shock, is the only way to restore a fibrillating heart to a normal rhythm. Each minute of delay in restoring the heart to a normal rhythm reduces a patient’s chance of survival by 7% to 10%. The average time for Emergency Medical Services (“EMS”) arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. The most common location of a SCA in adults is at a home or residence, representing approximately 73% of SCAs. In addition, approximately 50% of all SCAs are unwitnessed.

A WCD is a wearable, non-invasive miniaturized automated external defibrillator and is worn underneath regular clothing. The device continuously monitors a patient’s heart rhythm and is capable of delivering a defibrillation shock. Wires connect electrodes inside the garment to the monitor, which is carried in a small pack or shoulder bag. The electrodes continuously acquire a patient’s heart rate and rhythm for evaluation by the automated external defibrillator. If the monitor detects a potentially life-threatening arrhythmia, the WCD first alerts the patient via an audible alarm and then administers a shock, if needed.

For over 20 years, WCDs have been used to protect patients at elevated risk of SCA. However, until the ASSURE WCD received Food and Drug Administration (“FDA”) approval in July of 2021, the market was limited to a single solution. Since the approval of the first WCD in 2001, global WCD revenues have grown to $1.3 billion in 2023, with approximately 85% of the revenues generated in the U.S. based on our analysis of third-party claims data and estimated average WCD wear prescription lengths and average reimbursement rates in the U.S. and in select international markets derived from industry data and internal estimates. The volume of patients prescribed a WCD in the U.S. grew at roughly 6% annually between 2021 and 2023, and we expect WCD revenues to continue growing.

Despite being proven as safe and effective in treating dangerous cardiac rhythms when worn, WCD therapy remains underutilized, reaching just 14% of the eligible U.S. patient population in 2023 based on data on patients indicated for a WCD and WCD prescription data from industry sources. We believe that the low penetration of WCD therapy is largely due to the limitations of the incumbent commercially available device. In feedback we have collected through directly engaging with patients and providers and customer feedback on public platforms, commonly cited reasons for patients or providers failing to use the competitor device include high false alarm frequency, poor wearability and patient discomfort, a unisex-only garment, low utility data and limited connectivity with patients. In the U.S., we estimate that there are approximately 800,000 cardiac patients each year who have experienced a myocardial infarction (“MI”) or are diagnosed with heart failure and have low Lef Ventricular Ejection Fraction (“LVEF”), therefore making them eligible for WCD therapy. Additionally, approximately 50,000 patients each year either have documented ventricular tachycardia (“VT”) or VF, an inherited genetic condition, or have had their ICD temporarily explanted, and are also indicated for WCDs. Based on an average WCD wear prescription length of 3.4 months per patient and an average Medicare reimbursement rate of $3,519 per patient per month, we believe this represents an approximately $10 billion annual addressable market as of 2024. The Medicare reimbursement rate for WCDs is expected to increase by 2.8% beginning in 2026 as a result of the Social Security Administration’s recent cost-of-living adjustment to Social Security benefits and Supplemental Security Income payments for 2026. In select international markets, we estimate based on patient population data collected by various third-party industry sources that there are approximately 3.7 million people each year who experience an MI, are diagnosed with heart failure, have documented VT or VF, have an inherited genetic condition, or have had their ICD temporarily explanted. Among these patients, based on the same third-party industry sources, we estimate that approximately 1.8 million patients meet the indications for WCD therapy. Based on estimated average WCD wear prescription length in these international markets of 2.5 months per patient and estimated average reimbursement rate of $3,000 per patient per month derived from industry data and internal estimates, we believe this represents an approximately $14 billion total annual market opportunity outside the U.S. as of 2024. For a description of the international markets covered by this estimated market opportunity, see “Industry and Market Data.”

The ASSURE WCD is the next generation of WCD therapy, delivering a safe and effective solution for patients with a design that enhances patient comfort and compliance. In addition to the ASSURE WCD, the various digital solutions and services of our Cardiac Recovery System platform include the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services. The ASSURE patient application engages patients with real-time mobile updates to promote compliance, while the Kestra CareStation remote patient data platform equips healthcare providers with actionable insights to support timely and informed care decisions. Heart Alert Services and ASSURE Assist services work together to enhance safety and are designed to provide critical alerts to healthcare providers for significant arrhythmias and notify emergency services when therapy is administered. This post-therapy EMS support is critical as a range of injuries, such as head injuries, soft tissue damage and bone fractures, can result from falling down after a SCA.

In addition, the ASSURE wearable ECG as part of our Cardiac Recovery System platform provides monitoring and connectivity for patients no longer indicated for a WCD but who still require ongoing support while their heart continues to remodel. We believe we offer the most comprehensive and cohesive platform, with digital solutions and services that are seamlessly integrated with our ASSURE WCD, meaningfully differentiating our Cardiac Recovery System platform from the only other commercially available WCD.

We are building a body of clinical evidence supporting the safety, efficacy, and benefits of the ASSURE WCD, with eight publications completed to date. This growing portfolio includes our pivotal trials—the ASSURE WCD Clinical Evaluation-Detection and Safety Study (“ACE-DETECT”) and the ASSURE WCD Clinical Evaluation-Conversion Efficacy Study (“ACE-CONVERT”)—which served as the basis for our premarket approval (“PMA”). In addition, we have concluded the active surveillance post-approval study (“ACE-PAS”) as part of a broader ongoing ASSURE Patient Registry (the “Registry”). All patients prescribed the ASSURE WCD in the United States after August 5, 2022 are included in the Registry. As of October 2025, our ongoing registry has enrolled over 28,000 patients, and its findings further validate the results of ACE-DETECT and ACE-CONVERT. Our most recent FDA submission from ACE-PAS from July 2024, which includes data from 5,929 patients, reported first shock conversion efficacy of approximately 96%, a median daily use of 23.2 hours and a low false alarm rate with only 6% of our patients experiencing a false alarm, compared to 46% for the competitor’s device. These results underscore the ASSURE WCD’s competitive advantages in wearability, usability, and patient compliance, providing strong support for continued adoption. We believe this collection of real-world evidence will generate additional publications, continue to increase awareness of WCDs as a proven therapy for elevated risk cardiac patients and further demonstrate the clinical differentiation of our ASSURE WCD.

We have made material investments in infrastructure to support rapid growth and scalability, specifically in our commercial organization, distribution and supply chain capabilities, as well as revenue cycle management capabilities. In the U.S., as of April 30, 2025, we have built a commercial sales team of approximately 80 direct sales representatives and more than 40 sales and clinical support professionals with deep expertise in cardiac rhythm management and established relationships in the cardiology and electrophysiology fields. This team is responsible for developing sales territory business plans, targeting and opening new accounts, and processing prescriptions of our ASSURE WCD. Our direct sales team is supported by a contracted team of over 300 ASSURE Patient Specialists who assist patients with fitting and training as of April 30, 2025. At fitting, we deliver our ASSURE WCD from our distribution network to the patient. We utilize a lease business model, and when a patient’s wear time has concluded, the device is returned for reprocessing and reintroduction into the distribution network. To support our growth, we have developed a highly scalable supply chain in collaboration with experienced, top-tier medical technology suppliers. Our substantial investment in a fleet of devices, each with a capacity for approximately three patient wears per year, which are reprocessed through efficient reconditioning, enables the business to scale with an attractive unit economic profile. Finally, our revenue cycle management capabilities streamline reimbursement processes by ensuring claims are accurately prepared and submitted according to individual payor requirements, facilitating timely collections. These capabilities are a critical asset in driving operational efficiency and supporting both patient and prescriber satisfaction. We believe our significant investments in infrastructure create a high barrier to entry that will help us protect and grow our market share.

We have experienced rapid growth since our full commercial launch, expanding our headcount from 66 team members in October 2020 to over 330 team members as of April 30, 2025. For the three months ended July 31, 2025, we generated revenue of $19.4 million, compared to revenue of $12.8 million for the three months ended July 31, 2024, representing 52.0% quarter-over-quarter growth. For the fiscal year ended April 30, 2025, we generated revenue of $59.8 million, compared to revenue of $27.8 million for the fiscal year ended April 30, 2024, representing 115% year-over-year growth. We incurred net losses of $25.8 million and $20.3 million for the three months ended July 31, 2025 and 2024, respectively. For the fiscal year ended April 30, 2025, we recognized a net loss of $113.8 million, compared to a net loss of $94.1 million for the fiscal year ended April 30, 2024. As of July 31, 2025, April 30, 2025 and 2024, we had an accumulated deficit of $546.1 million, $520.2 million and $406.4 million, respectively. For the three months ended July 31, 2025, we recognized a gross profit of $8.9 million compared to a gross profit of $4.2 million for the three months ended July 31, 2024. For the year ended April 30, 2025, we recognized a gross profit of $24.2 million compared to a gross profit of $0.4 million for the year ended April 30, 2024.

Market Overview and Opportunity

Overview of Sudden Cardiac Arrest

SCA is a major public health problem and accounts for approximately 50% of all cardiovascular deaths in the U.S. and commonly occurs in individuals with heart disease or those experiencing cardiac events. Several research studies indicate that low LVEF may be a sign of heart disease and is one of the greatest risk factors for SCA. Normal LVEF is typically between 50% and 70%. This means that during each heartbeat, 50% to 70% of the blood in the left ventricle is pumped out to the body. Low LVEF is typically considered 40% or less. According to the New England Journal of Medicine Study, patients with an LVEF of 30% or less were two times more likely to suffer from SCA compared to patients with an LVEF of more than 40%. The American Journal of Cardiology Study showed that the absolute risk of SCA is highest during the early period following a cardiac event, especially within the first 30 days. In this same study, each 5% decrease in LVEF was associated with a 21% increase in the risk of SCA during the first 30 days after an MI.

WCD Therapy for Patients at Risk of SCA

There are three main types of defibrillators: ICDs, external defibrillators (both manual and automated), and WCDs. An ICD is a small battery-powered device surgically placed in the chest that continuously checks the heartbeat and delivers electric shocks, when needed, to restore a regular heart rhythm. An external defibrillator is a portable device that uses two adhesive pads placed on the patient’s skin by a trained professional or a bystander to deliver an electric shock through the chest to the heart to restore a normal rhythm. An automated external defibrillator automatically detects a patient’s heart rhythm and delivers a shock while a manual external defibrillator requires the user to select a specific shock energy to be delivered to the patient. A WCD is an external wearable device that continuously monitors a patient’s heart rhythm. If it detects a potentially life-threatening arrhythmia, the WCD alerts the patient and, if necessary, automatically delivers a defibrillation shock to restore a normal heart rhythm.

WCDs are typically prescribed to patients immediately following an MI or heart failure diagnosis and serve as a bridge to recovery between the cardiac event and a longer-term treatment regimen. During this period, healthcare providers will optimize the patient’s medical therapy while also waiting to see if the patient’s LVEF improves. The expected wear duration of the WCD varies based on the patient indication, with the majority of our patients being prescribed the WCD for three months or longer.

Limitations of the Legacy, Commercially Available WCD

The WCD is indicated for use in patients who are at risk for SCA and are not candidates for, or refuse, an ICD. However, limitations of the only other commercially available WCD, such as patient comfort and false alarm rate, as well as gaps in awareness by healthcare providers of its broader diagnostic utility have led to underutilization of the therapy. Many indicated patients do not receive a prescription and some choose not to wear a WCD. Patients who choose not to wear a WCD are often left reliant on first responders or EMS in the event of a SCA. This reliance poses a significant risk, as only 16% of sudden cardiac events occur in public places where an automated external defibrillator might be available according to the American Heart Association. Based on data from the American Medical Association, the average time for EMS arrival is 7 minutes from the time of a 911 call, and often longer in rural communities. During this critical time, survival rates decline by 7% to 10% for every minute that passes.

Our Market Opportunity

Since the approval of the first WCD in 2001, global WCD revenues have grown significantly, reaching over $1.3 billion in 2023, with approximately 85% of the revenues coming from the U.S. based on our analysis of third-party claims data and estimated average WCD wear prescription lengths and average reimbursement rates in the U.S. and in select international markets derived from industry data and internal estimates. Between 2021 and 2023, the volume of patients prescribed a WCD in the U.S. grew roughly 6% annually. We expect further penetration and growth of the WCD market, driven by increased awareness and education about WCD therapy, the expanded launch of our innovative and comprehensive solution, and the rapidly growing heart failure population, which will likely expand the number of patients at elevated risk of SCA and indicated for a WCD. Despite being available for over 20 years and proven effective in treating dangerous cardiac rhythms when worn by patients, the therapy has reached just 14% of eligible U.S. patients in 2023 based on data on patients indicated for a WCD and WCD prescription data from industry sources, highlighting a significant opportunity for growth. We attribute this low penetration to poor patient compliance, driven by the limitations of our competitor’s device. The ASSURE WCD, as part of our broader Cardiac Recovery System platform, is designed to prioritize patient comfort and compliance, addressing common barriers to acceptance experienced by the only other commercially available WCD.

The WCD is indicated for use in patients who are at risk for SCA and are not candidates for, or refuse, an ICD. Medical guidelines recommend WCD use in those patients with a low LVEF and a recent MI, recent revascularization procedure or newly diagnosed nonischemic cardiomyopathy with heart failure symptoms. In addition, patients with documented VT or VF or an inherited genetic condition that places them at high risk for SCA, or patients who have had their ICD temporarily explanted are also indicated for WCDs. According to the AHA, approximately 1.8 million people in the U.S. each year experience a serious cardiac event, such as an MI, or are diagnosed with heart failure. Among these patients, around 800,000 patients have low LVEF, placing them at an elevated risk of SCA. Additionally, approximately 50,000 patients each year either have documented VT or VF, an inherited genetic condition, or have had their ICD temporarily explanted. Based on the foregoing annual incidences, the current Medicare reimbursement rate of $3,519 per patient per month as published in the Centers for Medicare and Medicaid Services (“CMS”) DMEPOS Fee Schedule in January 2025, and our average initial WCD prescription length of 3.4 months, we believe the total, annual addressable market in the U.S. for the ASSURE WCD is approximately $10 billion. On October 24, 2025, the Social Security Administration announced a 2.8% cost-of-living adjustment to Social Security benefits and Supplemental Security Income payments for 2026, with average Social Security retirement benefits to increase by approximately $56 per month beginning in January 2026. As a result, we expect the reimbursement rate for Durable Medical Equipment under the DMEPOS Fee Schedule applicable to our ASSURE WCD to increase by 2.8% beginning in 2026.

While our current commercial focus is on the U.S., approximately 15% of the global WCD revenues in 2023 were generated internationally, representing approximately $200 million, and that has primarily been concentrated in Western Europe where the market has been most developed, as well as in Japan. In select international markets, we estimate based on patient population data collected by various third-party industry sources that there are approximately 3.7 million people each year who experience an MI, are diagnosed with heart failure, have documented VT or VF, have an inherited genetic condition, or have had their ICD temporarily explanted. Among these patients, based on the same third-party industry sources, we estimate that approximately 1.8 million patients meet the indications for WCD therapy. Based on estimated average WCD wear prescription length in these international markets of 2.5 months per patient and estimated average reimbursement rate of $3,000 per patient per month derived from industry data and internal estimates, we believe this represents an approximately $14 billion total annual market opportunity outside the U.S. as of 2024. For a description of the international markets covered by this estimated market opportunity, see “Industry and Market Data.” As of the date of this prospectus, we have not received any regulatory approvals to commercialize our products outside of the U.S. and have not submitted any applications to obtain such regulatory approvals. However, we are currently planning to pursue CE Mark approval in Europe and, in the future, intend to strategically commercialize in selected international countries. We anticipate Western Europe to be our initial focus due to favorable market dynamics and our goal is to obtain regulatory approvals to begin distributing our ASSURE WCD in certain markets in Western Europe within the next three years.

Our Solution

The ASSURE WCD is the cornerstone of our Cardiac Recovery System platform, a robust and extensible system integrating therapy, monitoring, and digital health solutions that represents the future of cardiac care. As a next generation of WCD therapy, the ASSURE WCD delivers a safe and effective solution for patients and was intentionally designed to enhance patient comfort and compliance and successfully resolve the key barriers to adoption associated with the only other commercially available WCD. The ASSURE WCD received FDA approval on July 27, 2021 for adult patients at elevated risk of SCA who are not candidates for, or decline, an ICD. As of October 2025, the ASSURE WCD has been worn by over 28,000 patients.

In addition to the ASSURE WCD, our Cardiac Recovery System platform includes fully integrated digital solutions and services such as the ASSURE patient application, Kestra CareStation remote patient data platform, Heart Alert Services, and ASSURE Assist services, as well as the recently launched ASSURE wearable ECG. Cleared by the FDA on May 7, 2024, the ASSURE wearable ECG provides extended monitoring and valuable insights into a patient’s heart function after they are no longer indicated for a WCD. This non-therapeutic platform supports cardiac recovery monitoring using many of the same familiar features as the ASSURE WCD, ensuring continuity and ease of use for both patients and clinicians.

Key Benefits of Our Solution

Our Cardiac Recovery System platform offers notable benefits and an improved user-experience that differentiates it from the only other commercially available WCD. These benefits include:

•

Modern and advanced design to improve comfort, performance and maximize wearability. The garments were developed with an athletic and sportswear designer and are tailored for body inclusivity, offering two styles and a wide range of sizes. We believe that having separate, gender-specific designs is particularly important given women make up approximately 40% of SCA patients. Overall wearability is further supported by the results of our active surveillance post-approval study, ACE-PAS, which demonstrate a median wear time of greater than 23 hours per day. In addition to improving comfort and wearability, our unique garment design incorporates cushioned electrodes that are embedded in the fabric to improve electrode contact and, ultimately, improve electrocardiogram (“ECG”) signal quality.

•

High fidelity ECG leading to fewer false alarms. The ASSURE WCD is designed to minimize false alarms. The overall level of noise is reduced through use of resistive ECG electrodes that are cushioned and securely bonded to the fabric, custom shielded cables, and isolation circuitry. The ASSURE WCD also utilizes four channels of high-quality ECG, combined with Adaptive Patient Intelligence (“API”), a proprietary technology that adapts to the patient heart rhythm to filter out artifacts and improve performance even in a noisy environment. Our most recent FDA submission from ACE-PAS from July 2024, which includes data from 5,929 patients, reported a low false alarm rate with only 6% of our patients experiencing a false alarm. This is compared to 46% of patients for the competitor’s device, as reported in the Journal of Interventional Cardiac Electrophysiology Study. Reduction in false alarms may lead to lower patient anxiety, improved patient satisfaction and increased patient compliance.

•

Product innovations and integrated digital solutions and services supporting the patient throughout the cardiac care continuum. Our Cardiac Recovery System platform is a comprehensive suite of proprietary wearable and fully integrated digital solutions and services for monitoring, diagnosing, and protecting patients through their cardiac recovery journey. We believe our Cardiac Recovery System platform represents a competitive advantage, with the goal of ultimately improving the prescriber and patient experience, maximizing patient comfort and compliance, and increasing adoption of our system. In addition, our Cardiac Recovery System platform’s capabilities allow healthcare providers to identify other clinically significant arrhythmias.

•

Improved energy delivery to enhance efficacy and safety. The ASSURE WCD delivers a 170 joule shock to better serve patients with higher defibrillation thresholds, compared to the competitor device which delivers a 150 joule shock. In addition, our system has a minimum defibrillation capacity of 25 shocks, providing a significant safety buffer for patients experiencing multiple cardiac events within a short time period, such as a VT storm, where a patient experiences multiple episodes of sustained VT within a short period of time.

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

•	Large, growing, and underpenetrated WCD market with a single competitor;

•	Highly innovative Cardiac Recovery System platform designed to protect patients from SCA and improve patient compliance and healthcare provider adoption;

•	Comprehensive and fully integrated suite of mission critical digital solutions and services for driving patient and healthcare provider engagement;

•	Material investments in infrastructure to support rapid growth and scale;

•	Established reimbursement and favorable payor coverage;

•	Strong and compelling body of clinical evidence;

•	Broad research and development capabilities and a robust intellectual property portfolio; and

•	Highly experienced management team and board with proven commercial growth success.

Our Growth Strategies

To fully achieve our mission of providing innovative, intuitive medical technologies to protect and support at-risk patients, we intend to pursue the following growth strategies:

•	Continue to capture share of the current WCD prescriptions in the U.S.;

•	Expand adoption of our Cardiac Recovery System platform in the U.S. to increase the penetration of the U.S. total addressable WCD market;

•	Build upon our strong base of clinical evidence;

•	Continue our payor engagement to broaden coverage and increase reimbursement;

•	Innovate our system and bolster our digital healthcare platform and data management capabilities;

•	Drive gross profit expansion and operating leverage;

•	Pursue expansion in international markets; and

•	Strategically pursue adjacent markets with new products offerings and differentiated services.

Recent Developments

Preliminary estimated selected financial results as of and for the three months ended October 31, 2025

Included below are certain preliminary estimated selected unaudited financial results of the Company as of and for the three months ended October 31, 2025 and actual unaudited financial results of the Company for the three months ended October 31, 2024. The results as of and for the three months ended October 31, 2025 are preliminary and subject to change, and there is a possibility that our actual results may differ from these preliminary estimates.

The preliminary financial data included in this prospectus has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. These preliminary estimated results should not be viewed as a substitute for financial statements prepared in accordance with U.S. generally accepted accounting principles. Moreover, this data has been prepared solely on the basis of currently available information by, and are the responsibility of, management. It is possible that we or our independent registered public accounting firm may identify items that would require us to make adjustments to the preliminary estimates set forth below as we complete our financial statements and that our actual results may differ from these preliminary estimates. Accordingly, we have provided ranges, rather than specific amounts, for the preliminary estimated results described below. Except as required by law, we undertake no obligation to update or supplement the preliminary estimated results below until we release our results of operations as of and for the three months ended October 31, 2025, which will not occur until after this offering is completed. These preliminary estimates are not necessarily indicative of any future period and should be read together with section titled “Special Note Regarding Forward-Looking Statements,” included elsewhere in this prospectus, and the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto included in our 2025 Annual Report and in our Q1 Quarterly Report, each incorporated by reference herein.

	Three Months Ended October 31,
	Estimated 2025		Actual 2024
	2025 (Low)	2025 (High)
(in thousands, except percentages)	(unaudited)
Selected Statement of Operations and Comprehensive Loss Data:
Revenue	$	$	$14,710
Gross profit	$	$	$5,830

Revenue

For the three months ended October 31, 2025, we expect preliminary unaudited revenue to be between $    million and $    million, compared to revenue of $14.7 million for the three months ended

October 31, 2024,      of     % to     %. The estimated     in revenue was primarily driven by    .

Gross profit

For the three months ended October 31, 2025, we expect preliminary unaudited gross profit to be between $    million and $    million, compared to gross profit of $5.8 million for the three months ended October 31, 2024,      of     % to     %. The estimated      in gross profit was primarily due to    .

Risk Factors Summary

An investment in our common shares involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations and prospects. Before deciding to invest in our common shares, you should carefully consider all of the risks, uncertainties and challenges described in the sections of this prospectus and our 2025 Annual Report titled “Risk Factors” and all of the other information in this prospectus and in our 2025 Annual Report and our Q1 Quarterly Report. These risks, uncertainties and challenges include, but are not limited to, the following:

•

we have a limited operating history, which may make it difficult for you to evaluate our current business and its likelihood of success and viability. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected;

•

we have a history of net losses, and there is no assurance as to when we will achieve profitability, if at all, even as we continue to grow and scale our business. As part of such continued growth, we may need to raise equity or debt financing in the future. If we are unable to raise capital when needed, we may be forced to delay or scale back our growth plans, which could materially and adversely affect our results of operations and prospects;

•	we generate revenue primarily from the lease of our ASSURE WCD as part of our Cardiac Recovery System platform, and we are therefore highly dependent on our ASSURE WCD for our continued success;

•	our business is dependent upon healthcare providers, hospitals and patients adopting our solutions, and if we fail to obtain and maintain broad adoption, our business would be adversely affected;

•

our commercial success depends in part on the extent to which governmental authorities and health insurers provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for our products could limit our ability to market those products and make it difficult for us to operate profitably;

•	if we are unable to manage the anticipated growth of our business, our future revenue and operating results may be harmed;

•	our clinical study initiatives may be complex, lengthy, expensive and carry uncertain outcomes. Future trials and studies by us or others may fail to replicate positive results observed to date;

•

we depend on a limited number of third-party suppliers and contract manufacturers to manufacture and recondition our ASSURE WCD and its components, which could make us vulnerable to supply shortages and price fluctuations that could harm our business;

•	billing for our products is complex, and we must dedicate substantial time and resources to the billing process;

•

if our competitors are able to develop or market products and services that are more effective, or gain greater acceptance in the marketplace, than any products and services we develop, our commercial opportunities will be reduced or eliminated;

•

we have identified material weaknesses in our internal control over financial reporting, and may identify additional material weaknesses. If our remediation of material weaknesses in our internal control over financial reporting is not effective, or we fail to develop and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements could be impaired, which could harm our business and negatively impact the value of our common shares;

•

third parties may assert that we are employing their intellectual property and other proprietary technology without authorization, and we may become a party to litigation or administrative proceedings related to intellectual property that could be costly, time-consuming, or unsuccessful and could hinder our ability to commercialize our existing or future products;

•	our efforts to obtain intellectual property protection and the intellectual property rights we obtain may be inadequate, and our business may be adversely affected as a result;

•	we may be subject to claims challenging the inventorship of our patents and other intellectual property;

•	changes in the regulatory environment may make it more difficult and costly for us to manufacture, market or distribute our products, or to obtain approval for any future products;

•

if we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected; and

•	Bain Capital has significant influence over us, and its interests may conflict with ours or yours.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). For so long as we remain an emerging growth company, we may rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:

•

being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•	delayed adoption of new or revised accounting standards until those standards apply to private companies;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus;

•

not being required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on financial statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year that follows the fifth anniversary of our initial public offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which will occur when the market value of our common shares held by non-affiliates exceeds $700.0 million as of the most recently completed second quarter; and (iv) the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and other reduced reporting requirements in our filings with the SEC. As a result, the information that we provide to our shareholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. As a result of these elections, our financial statements may not be comparable to those of public companies that comply with such new or revised accounting standards.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250.0 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700.0 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

For additional information, see the section titled “Risk Factors—Risks Related to this Offering—We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common shares less attractive to investors.”

Our Principal Shareholder

Bain Capital

Founded in 1984, Bain Capital, L.P. is one of the world’s leading private investment firms. Bain Capital, L.P. is committed to creating lasting impact for its investors, teams, businesses, and the communities in which we live. As a private partnership, Bain Capital, L.P. leads with conviction and a culture of collaboration, advantages that enable it to innovate investment approaches, unlock opportunities, and create exceptional outcomes. Bain Capital, L.P.’s global platform invests across five focus areas: Private Equity, Growth & Venture, Capital Solutions, Credit & Capital Markets, and Real Assets. In these focus areas, Bain Capital, L.P. brings deep sector expertise and wide-ranging capabilities. Bain Capital, L.P. has 25 offices on four continents, more than 1,850 employees, and approximately $185 billion in assets under management.

Bain Capital Private Equity, L.P. and Bain Capital Life Sciences, L.P., each an affiliate of Bain Capital, L.P. (collectively with Bain Charger Holdings, L.P., “Bain Capital”), have made nearly 1,000 investments in a variety of industries around the world. Bain Capital has a long and successful history of investing in healthcare businesses and has a dedicated group of investment professionals focused on the sector. Bain Capital has helped to build and scale many leading companies in the healthcare industry, including Aveanna Healthcare, Cerevel Therapeutics, Grupo NotreDame Intermedica, Gynesonics, Imperative Care, HCA, IQVIA, JenaValve, Physio-Control, QuVa Pharma, STADA, Surgery Partners, US Renal Care, Waystar, HeartFlow, Affera and Zelis.

Corporate Information

Kestra Medical Technologies, Ltd. was incorporated as a Bermuda exempted company on May 20, 2021. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Bermuda at Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda. Our telephone number is (425) 279-8002. Our website address is https://www.kestramedical.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common shares. We are a holding company and all of our business operations are conducted through our subsidiaries.

THE OFFERING

Common Shares Offered by Us	common shares.

Option to Purchase Additional Shares	We have granted the underwriters an option to purchase an additional common shares, at the public offering price, less the underwriting discount, for 30 days from the date of this prospectus.

Common Shares to be Outstanding Immediately After this Offering	common shares (or common shares if the underwriters exercise in full their option to purchase additional shares).

Use of Proceeds	We estimate that the net proceeds to us from the sale of our common shares in this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, based on the assumed public offering price of $ per share, and after deducting the estimated underwriting discounts, commissions and offering costs incurred by us. We intend to use the net proceeds from this offering to (i) scale up our commercial organization through the hiring of additional sales representatives, sales team leadership and clinical care specialists, as well as through investments in our fleet of devices, supply chain and revenue cycle management capabilities, (ii) fund the research and development of continued innovation in our products and to fund trials to build upon our strong base of clinical evidence and (iii) for working capital and general corporate purposes.

See “Use of Proceeds” for more information.

Dividend Policy	We have not historically declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors (the “Board of Directors”) and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. We are not obligated to pay dividends on our common shares. See “Dividend Policy” for more information.

Risk Factors	Investing in our common shares involves a high degree of risk. You should read the sections titled “Risk Factors” elsewhere in this prospectus and in our 2025 Annual Report for a discussion of factors to consider carefully before deciding to invest in our common shares.

Material Bermuda, Irish and U.S. Federal Income Tax Considerations	For a discussion of material Bermuda, Irish and U.S. federal income tax consequences, see the section titled “Material Bermuda, Irish and U.S. Federal Income Tax Considerations.”

Trading Symbol	“KMTS.”

The number of common shares that will be outstanding immediately after this offering is based on 51,348,656 common shares issued as of July 31, 2025 and excludes:

•

common shares issuable upon the exercise of warrants that were exercisable as of July 31, 2025 for 62,325, 46,744 and 325,847 common shares with exercise prices of $17.81, $20.65 and $11.54, respectively;

•	12,890,000 common shares reserved for future issuance under our 2025 Omnibus Incentive Plan, including:

•	1,856,767 common shares issuable pursuant to restricted stock units granted under our 2025 Omnibus Incentive Plan; and

•	4,539,300 common shares underlying outstanding stock options granted under our 2025 Omnibus Incentive Plan, with a weighted-average exercise price of $17.04 per share; and

•	500,000 common shares reserved for future issuance under our 2025 Employee Stock Purchase Plan.

Except as otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase up to an additional common shares in this offering;

•	the public offering price of $ per share, which is the last reported sale price of our common shares on Nasdaq on , 2025; and

•	no exercise of the outstanding options and warrants described above.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary condensed consolidated financial data for the three months ended July 31, 2025 and 2024, and our summary consolidated financial data for the fiscal years ended April 30, 2025 and 2024. We derived the consolidated statements of operations and comprehensive loss data for the fiscal years ended April 30, 2025 and 2024 from our audited consolidated financial statements contained in our 2025 Annual Report, which is incorporated by reference into this prospectus. We derived the condensed consolidated statements of operations and comprehensive loss data for the three months ended July 31, 2025 and 2024 and the condensed consolidated balance sheet data as of July 31, 2025 from our unaudited condensed consolidated financial statements contained in our Q1 Quarterly Report, which is incorporated by reference into this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, which in our opinion are necessary to state fairly the financial information set forth in those statements.

Our historical results are not necessarily indicative of the results to be expected in the future. The summary consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2025 Annual Report and our Q1 Quarterly Report, each of which is incorporated by reference into this prospectus.

Statements of Operations Data

	Three Months Ended July 31,		Fiscal Year Ended April 30,
(in thousands, except share and per share amounts)	2025	2024	2025	2024
Consolidated Statements of Operations and Comprehensive Loss Data:
Revenue	$19,371	$12,782	$59,815	$27,814
Costs of revenue	10,520	8,582	35,605	27,452

Gross profit	8,851	4,200	24,210	362

Operating expenses:
Research and development	4,001	3,404	15,652	15,490
Selling, general and administrative	33,728	19,227	114,936	69,935

Total operating expenses	37,729	22,631	130,588	85,425

Loss from operations	(28,878)	(18,431)	(106,378)	(85,063)
Other expense (income):
Interest expense	1,912	1,874	7,734	6,230
Interest income	(2,167)	(37)	(3,199)	—
Other expense (income)	(2,830)	48	2,766	2,803

Net loss before provision for income taxes	(25,793)	(20,316)	(113,679)	(94,096)
Provision for income taxes	33	7	135	24

Net loss and comprehensive loss	(25,826)	(20,323)	(113,814)	(94,120)
Net loss attributable to non-controlling interest	—	(439)	—	—
Net loss and comprehensive loss attributable to Kestra Medical Technologies, Ltd.	(25,826)	(19,884)	(113,814)	(94,120)

	Three Months Ended July 31,		Fiscal Year Ended April 30,
(in thousands, except share and per share amounts)	2025	2024	2025	2024
Less: Undeclared preferred stock dividends	—	2,383	12,321	6,721

Net loss attributable to common shareholders, basic and diluted	$(25,826)	$(22,267)	$(126,135)	$(100,841)

Net loss per share attributable to shareholders, basic and diluted	$(0.50)	$(1.12)	$(5.13)	$(5.07)

Weighted-average shares of common shares outstanding, basic and diluted	51,304,599	19,885,382	24,583,745	19,885,382

Balance Sheet Data

	As of July 31, 2025
(in thousands)	Actual	As Adjusted (1)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$201,214	$
Total assets	266,296
Long-term debt, net	41,486		41,486
Total liabilities	82,137		82,137
Accumulated deficit	(546,075)		(546,075)
Total shareholders’ equity	184,159

(1)

The as adjusted consolidated balance sheet data give further effect to our issuance and sale of     common shares in this offering at an assumed public offering price of $    per common share, the last reported sale price of our common share on Nasdaq on    , 2025, after deducting estimated underwriting discounts, commissions and offering costs incurred us. Each $1.00 increase or decrease in the assumed public offering price of $    per common share, after deducting estimated underwriting discounts, commissions and offering costs incurred by us, would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total shareholders’ equity (deficit) on an as adjusted basis by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of one million in the number of common shares we are offering at the assumed public offering price of $    per common share, the last reported sale price of our common share on Nasdaq on    , 2025, after deducting estimated underwriting discounts, commissions and offering costs incurred us, would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total shareholders’ equity on an as adjusted basis by approximately $    million. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus and in our 2025 Annual Report and in our Q1 Quarterly Report before deciding to invest in our common shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. Please also see “Special Note Regarding Forward-Looking Statements.” If any of these risks occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the market price of our common shares could decline, and you could lose all or part of your investment.

Risks Related to This Offering and Ownership of our Common Shares

We are an emerging growth company and a smaller reporting company, and our compliance with the reduced reporting and disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years from the date of our initial public offering. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining shareholder approval of any golden parachute payments not previously approved. As a result, we take, and intend to continue to take, advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. As a result of these elections, our financial statements may not be comparable to those of public companies that comply with such new or revised accounting standards.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act. We may continue to be a smaller reporting company for so long as either (1) the market value of our common shares held by non-affiliates is less than $250.0 million as of the last business day of our most recently completed second fiscal quarter or (2) our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700.0 million as of the last business day of our most recently completed second quarter. Any loss of our status as a smaller reporting company takes effect in the first quarter after the fiscal year in which we cease to qualify as a smaller reporting company. To the extent that we continue to qualify as a smaller reporting company at the time we cease to qualify as an emerging growth company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC.

Investors may find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the market price of our common shares may be adversely affected and more volatile.

An active, liquid trading market for our common shares may not be sustained.

An active trading market for our shares may not be sustained following this offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our common shares. The market price of our common shares may decline below the public offering price, and you may not be able to sell your shares at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other technologies related to our business by using our shares as consideration.

Our share price may be volatile, and you may be unable to resell your shares at or above the public offering price.

The market price of our common shares may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. The public trading price for our common shares may be affected by a number of factors, including:

•	changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	periodic fluctuations in our revenue;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

•	changes in reimbursement by potential payors;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular;

•	actual or anticipated changes in regulatory oversight of our products;

•	the results of our clinical trials;

•	the loss of key personnel, including changes in our Board of Directors and management;

•	legislation or regulation of our market;

•	lawsuits threatened or filed against us;

•	the announcement of new products or product enhancements by us or our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	announcements related to patents issued to us or our competitors and related litigation;

•	general economic conditions and trends;

•	effects of public health crises; and

•	developments in our industry.

These and other factors, many of which are beyond our control, may cause our results of operations and the market price and demand for our shares to fluctuate substantially. In addition, the share prices of many companies in the medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. While we believe that results of operations for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly results of operations could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), a non-U.S. corporation (such as ourselves) will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if, for such year after the application of certain look-through rules with respect to subsidiaries, either (1) at least 75% of our gross income for the year is “passive income” (as described below), or (2) the average percentage of our assets (determined at the end of each quarter) during the taxable year which produce “passive income” or which are held for the production of “passive income” is at least 50%. “Passive income” generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If it is determined that we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Material Bermuda, Irish and U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences for U.S. Holders”), such U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and our share price, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, whether we will be a PFIC in the current year or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty. Among other things, a determination of whether we are a PFIC will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in the current year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our common shares even if we ceased to meet the threshold requirements for PFIC status, unless certain exceptions apply. Such a U.S. Holder may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not currently expect to provide information that would allow a U.S. Holder to make a “qualifying electing fund” election (a “QEF Election”) in the event that we are classified as a PFIC and, therefore, U.S. Holders should assume such election would not be available.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. Holders if we were determined to be a PFIC, see “Material Bermuda, Irish and U.S. Federal Income Taxation— U.S. Federal Income Tax Consequences for U.S. Holders—Passive Foreign Investment Company.”

A sale of a substantial number of shares of our common shares may cause the price of our common shares to decline.

Any sale, or the perception of a potential sale, of substantial amounts of our common shares in the public market after the lapse of lock-up and other legal restrictions on resale discussed in this prospectus, could result in a decline in the trading price of our common shares.

Based on common shares outstanding as of July 31, 2025, upon completion of this offering, we will have outstanding a total of    common shares (or     common shares, if the underwriters exercise their option to purchase additional shares). Each of our directors and officers have entered into a lock-up agreement with the underwriters that restricts their ability to sell or transfer their shares. The lock-up agreements pertaining to this offering will expire 60 days from the date of this prospectus. BofA Securities, Inc. and Piper Sandler & Co., however, may, in their sole discretion, waive the contractual lock-up prior to the expiration of the lock-up agreements. Upon the expiration of such lock-up agreements, all of the outstanding     common shares (or     common shares, if the underwriters exercise their option to purchase additional shares) will be eligible for resale in the public market, subject to volume limitations under Rule 144 under the Securities Act that apply to our directors, executive officers and other affiliates, and various vesting agreements. The holders of a substantial number of our outstanding common shares also have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. Following the consummation of our initial public offering in March 2025, we registered the sale of 12,890,000 common shares that we may issue under our equity incentive plans. From the consummation of our initial public offering through July 31, 2025, we granted stock options to our named executive officers (NEOs) and certain other employees to purchase an aggregate of 4,658,300 common shares with a weighted average exercise price of $17.04. Additionally, from the consummation of our initial public offering through July 31, 2025, we granted restricted stock units that vest into an aggregate of 1,856,767 common shares to our directors, NEOs and certain other employees. These shares are eligible to be freely tradeable in the public market to the extent permitted by the provisions of various vesting agreements, any lock-up agreements then in effect and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common shares could decline.

We will have broad discretion in the use of net proceeds from this offering.

Our management will have broad discretion over the use and investment of the net proceeds of this offering. We intend to use the net proceeds from this offering to (i) scale up our commercial organization through the hiring of additional sales representatives, sales team leadership and clinical care specialists, as well as through investments in our fleet of devices, supply chain and revenue cycle management capabilities, (ii) fund the research and development of continued innovation in our products and to fund trials to build upon our strong base of clinical evidence and (iii) for working capital and general corporate purposes. Additionally, a portion of the proceeds of this offering will be used to fund offering costs incurred by us as part of this offering. However, this expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management’s specific intentions. See “Use of Proceeds” for additional information.

We are a Bermuda company, and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company limited by shares. As a result, the rights of our shareholders are governed by Bermuda law, our memorandum of association and the amended and restated bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in another jurisdiction. It may be difficult for investors to effect service of process on concerned persons not resident in the United States or to enforce in the U.S. judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions. See “Enforcement of Civil Liabilities under U.S. Federal Securities Laws” for additional information.

Bermuda law differs from the laws in effect in the United States and may afford less protection to our shareholders.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are governed by the Bermuda Companies Act 1981, as amended (the “Companies Act”), which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Shareholder class actions are not available under Bermuda law in the same way they are under the laws of the United States. The circumstances in which shareholder derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be ultra vires or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than those who actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our amended and restated bye-laws and as permitted by Bermuda law, each shareholder will waive any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty or any claims of violations of the Securities Act or the Exchange Act. In addition, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.

There are regulatory limitations on the ownership and transfer of our common shares.

Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act and the Bermuda Investment Business Act 2003 as amended, which regulates the sale of securities in Bermuda. In addition, the Bermuda Monetary Authority must approve all issues and transfers of shares of a Bermuda exempted company. However, the Bermuda Monetary Authority has, pursuant to its notice to the public of June 1, 2005, given its general permission under the Exchange Control Act 1972 and related regulations for the issue and free transfer of our common shares to and among persons who are non-residents of Bermuda for exchange control purposes as long as the shares are listed on an appointed stock exchange, which includes the Nasdaq Global Select Market. The general permission would cease to apply if we were to cease to be listed on the Nasdaq Global Select Market or another appointed stock exchange.

Bain Capital has significant influence over us, and its interests may conflict with ours or yours.

Immediately following this offering, Bain Capital will own approximately    % of our common shares, or    % if the underwriters exercise in full their option to purchase additional shares, which means that, based on its percentage voting power held after this offering, Bain Capital will continue to have significant influence over the vote of all matters submitted to a vote of our shareholders, including the election of the members of our Board of Directors and other corporate decisions. For so long as Bain Capital continues to own a significant percentage of our shares, Bain Capital will be able to significantly influence actions relating to the composition of our Board of Directors, new issuances of equity, including to our employees under equity incentive plans, amendments of our organizational documents and approval of any merger, amalgamation, sale of assets or other major corporate transaction. Accordingly, for such period of time, Bain Capital will have substantial influence with respect to our management, business plans and policies. In particular, for so long as Bain Capital continues to own a significant percentage of our shares, Bain Capital will be able to cause or prevent a change of control of us or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your common shares as part of a sale of us and ultimately might affect the market price of our common shares.

Bain Capital and its affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of its business activities Bain Capital and its affiliates may engage in activities where their respective interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Bain Capital also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Bain Capital may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Our amended and restated bye-laws provide that the Company will renounce to the fullest extent permitted by applicable law any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Bain Charger Holdings, L.P. (“Bain Charger”) and its affiliates, and that may be a business opportunity for such parties, even if the opportunity is one that the Company might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. In addition, to the fullest extent permitted by applicable law, Bain Charger and its affiliates will not be liable to the Company for breach of any fiduciary or other duty by reason of the fact that Bain Charger pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Bain Charger and its affiliates do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company or any of its subsidiaries.

We have anti-takeover provisions in our amended and restated bye-laws that may discourage a change of control, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Our amended and restated bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions provide for:

•	a classified Board of Directors with staggered three-year terms until the seventh annual general meeting of shareholders after our initial public offering;

•

directors only to be removed for cause and only with a resolution passed by holders of at least 66 2/3% of all issued shares entitled to vote, from and after the date that Bain Charger and its affiliates cease to beneficially own at least 50% of the issued common shares of our company (the “Trigger Event”);

•

from and after the Trigger Event, amendments to our amended and restated bye-laws and memorandum of association will require the approval of our Board of Directors and a resolution passed by holders of at least 66 2/3% of all issued shares entitled to vote;

•	from and after the Trigger Event, only permit shareholder action by written consent when it is unanimously approved by our shareholders;

•	restrictions on the time period in which directors may be nominated;

•	limitations on our shareholders’ ability to call special general meetings; and

•	the ability of our Board of Directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval.

In addition, although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” these provisions are included in our amended and restated bye-laws. Specifically, our amended and restated bye-laws contain provisions which prohibit us, subject to certain exceptions, from engaging in business combinations and other specified transactions with persons (excluding Bain Charger and its affiliates) for a period of three years after the time of the transaction in which the person acquired 15% or more of our issued voting shares. See “Description of Share Capital—Business Combinations.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of our company and may prevent our shareholders from receiving the benefit from any premium to the market price of our common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common shares if the provisions are viewed as discouraging takeover attempts in the future. These provisions could also discourage proxy contests, make it more difficult for our shareholders to elect directors of their choosing and cause us to take corporate actions other than those our shareholders desire. See “Description of Share Capital.”

Our amended and restated bye-laws provide that the Supreme Court of Bermuda or the federal district courts of the United States are the exclusive forum for certain types of lawsuits and this may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated bye-laws provide that, unless we, in writing, select or consent to the selection of an alternate forum, the Supreme Court of Bermuda shall be the exclusive forum for any dispute that arises under the Companies Act or out of or in connection with our amended and restated bye-laws, including any question regarding the existence, validity, application, enforceability or scope of any bye-law and/or whether there has been any breach of the Companies Act or our amended and restated bye-laws or any breach of a duty (including any fiduciary duty) by, or other wrongdoing by, a current or former officer, director, employee, agent or shareholder of the Company to the Company or its shareholders (whether or not such a claim is brought in the name of a shareholder or in the name of the Company). Further, unless we select or consent to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director, officer, employee or agent of the Company. Notwithstanding the foregoing, these provisions in our amended and restated bye-laws do not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Any person or entity purchasing or otherwise acquiring or holding any interest in our common shares shall be deemed to have notice of and to have consented to the forum selection provisions described in our amended and restated bye-laws. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or shareholders, which may discourage lawsuits with respect to such claims. Our shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds the exclusive forum provisions contained in our amended and restated bye-laws to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We have historically not paid cash dividends and do not expect to pay cash dividends in the foreseeable future, and, as a result, any return on investment may be limited to the value of our shares.

We have historically not paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our Board of Directors may deem relevant. Our term loan limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common shares, in each case, subject to certain exceptions. In addition, pursuant to Bermuda law, we cannot declare or pay dividends, or make distributions out of our contributed surplus, if there are reasonable grounds for believing that (1) the Company is, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than our liabilities. Our ability to pay dividends is also restricted by covenants in our term loan. Additionally, because we are a holding company with no material direct operations, we are financially dependent on loans, dividends and other payments from our operating subsidiaries. To the extent that we decide to pay dividends on our common shares in the future, we will be dependent on our operating subsidiaries to make funds available to us for the payment of any such dividends. See “Dividend Policy” for more information. If we do not pay dividends, our shares may be less valuable because a return on your investment will only occur if you sell our common shares after our share price appreciates.

If you purchase our securities in this offering, you will experience immediate dilution of your investment.

The public offering price of our common shares will be substantially higher than the as adjusted net tangible book value per share as of July 31, 2025. Therefore, if you purchase our common shares in this offering, you will pay a price per common share that substantially exceeds our as adjusted net tangible book value per share immediately after this offering. Based on the assumed public offering price of $     per share, the last reported sale price of our common shares on Nasdaq on     , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of $     per share, representing the difference between our as adjusted net tangible book value per share after this offering and the assumed public offering price per share. See the section titled “Dilution” for additional information.

Future securities issuances could result in significant dilution to our shareholders and impair the market price of our common shares.

Future issuances of shares of our common shares, or the perception that these sales may occur, could depress the market price of our common shares and result in dilution to existing holders of our common shares. Also, to the extent outstanding options to purchase shares of our common shares are exercised or options, restricted share units or other share-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our common shares. As a result, holders of our common shares bear the risk that future issuances of debt or equity securities may reduce the value of our common shares and further dilute their ownership interest.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are principally contained in the sections titled “Prospectus Summary” and “Risk Factors” in this prospectus and in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” in our 2025 Annual Report and in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Q1 Quarterly Report, each of which is incorporated by reference herein.

In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” and “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

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our ability to continue to expand the commercialization of our ASSURE WCD, including associated products and services as part of our Cardiac Recovery System platform, or to commercialize any future product candidates and begin generating revenue;

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our ability to maintain regulatory approvals for our ASSURE WCD and to obtain new regulatory approvals necessary to distribute our ASSURE WCD in new markets or to distribute additional products we develop in the future;

•	the rate and degree of market acceptance of our ASSURE WCD or any future product candidates that receive the necessary marketing and other regulatory approvals;

•	the availability of reimbursement for our products;

•	our ability to scale the manufacturing of our ASSURE WCD, obtain sufficient and timely supplies of components necessary to manufacture our ASSURE WCD and effectively manage inventory and distribution;

•	our ability to hire and retain qualified personnel, including senior management and sales professionals;

•	estimates of our total addressable market and near-term achievable market for our products;

•	the timing or likelihood of regulatory filings and approvals or clearances;

•	our expectations regarding the use of proceeds from this offering;

•	our growth plans, including our plans to enter into new markets;

•	our ability to establish and maintain intellectual property protection for our products or defend ourselves against claims of infringement;

•	the progress, timing, costs and results of our clinical trials;

•	changes and developments relating to our regulatory landscape;

•	our financial performance and changes in market trends;

•	the increased expenses associated with being a public company; and

•	changes and developments relating to our competitors and our industry.

You should refer to the sections titled “Risk Factors” in this prospectus and in our 2025 Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of common shares in this offering will be approximately $    million, or approximately $    million if the underwriters exercise in full their option to purchase additional shares, based upon an assumed public offering price of $    per common share, which is the last reported sale price of our common shares on Nasdaq on    , 2025, after deducting the estimated underwriting discounts, commissions and offering costs incurred by us.

Each $1.00 increase or decrease in the assumed public offering price of $    per common share, which is the last reported sale price of our common shares on Nasdaq on    , 2025, after deducting the estimated underwriting discounts, commissions and offering costs incurred by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $    million, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of common shares we are offering. Each increase or decrease of one million in the number of common shares we are offering at the assumed public offering price of $    per common share, which is the last reported sale price of our common shares on Nasdaq on    , 2025, after deducting the estimated underwriting discounts, commissions and offering costs incurred by us, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $    million, assuming the assumed public offering price stays the same.

We intend to use the net proceeds from this offering, together with our existing cash, as follows:

•

approximately $    million to scale up our commercial organization through the hiring of additional sales representatives, sales team leadership and clinical care specialists, as well as through investments in our fleet of devices, supply chain and revenue cycle management capabilities;

•	approximately $ million to fund the research and development of continued innovation in our products and to fund trials to build upon our strong base of clinical evidence; and

•	the remainder for working capital and general corporate purposes.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including our success in scaling up our commercial operations, the continued innovation in our products and achieving a strong base of clinical evidence. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We plan to invest the net proceeds from this offering that are not used as described above (or that are pending their use) in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have not historically declared or paid any dividends on our common shares. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant. Our term loan limits our ability to, among other things, pay dividends or make other distributions or payments on account of our common shares, in each case, subject to certain exceptions. In addition, pursuant to Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Additionally, as a holding company with no material direct operations, our ability to pay dividends on our common shares is dependent on the earnings and distributions of funds from our operating subsidiaries. We are not obligated to pay dividends on our common shares.

For additional information on the restrictions on our ability to pay dividends, see “Risk Factors—Risks Related to This Offering—We have historically not paid cash dividends and do not expect to pay cash dividends in the foreseeable future, and, as a result, any return on investment may be limited to the value of our shares” in this prospectus and “Risk Factors—Risks Related to Our Business—Our outstanding debt may affect our ability to operate our business and secure additional financing in the future” in our 2025 Annual Report.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2025:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale of common shares in this offering at an assumed public offering price of $    per common share, the last reported sale price of our common shares on Nasdaq on    , 2025, after deducting the estimated underwriting discounts, commissions and offering costs incurred by us.

The as adjusted information set forth in the table below is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and related notes and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our 2025 Annual Report and our Q1 Quarterly Report and other financial information contained and incorporated by reference in this prospectus.

.

	As of July 31, 2025
(in thousands, except share and per share amounts)	Actual	As Adjusted(1)
Cash and cash equivalents	$201,214	$

Long-term debt, net	$41,486		$41,486
Shareholders’ equity (deficit):
Common shares, $1.00 par value; 100,000,000 shares authorized; 51,348,676 shares issued and outstanding, actual; 5,000,000 shares authorized, shares issued and outstanding, as adjusted	51,349
Additional paid-in capital	678,885
Accumulated deficit	(546,075)		(546,075)
Total shareholders’ equity	184,159

Total capitalization	$225,645	$

(1)

Each $1.00 increase or decrease in the assumed public offering price of    per common share, the last reported sale price of our common share on Nasdaq on    , 2025, after deducting estimated underwriting discounts, commissions and offering costs incurred by us, would increase or decrease, as applicable, the as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total shareholder’s equity and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed public offering price of $     per common share, after deducting estimated underwriting discounts, commissions and offering costs incurred by us, would increase or decrease, as applicable, the as adjusted amount of each of our cash and cash equivalents, additional paid-in capital, total shareholder’s equity and total capitalization by approximately $    million.

DILUTION

If you invest in our common shares in this offering, your investment will be immediately diluted to the extent of the difference between the public offering price per common share and the as adjusted net tangible book value per common share after this offering. Dilution results from the fact that the per share offering price of the common shares is substantially in excess of the as adjusted net tangible book value (deficit) per share attributable to our existing shareholders.

Our historical net tangible book value as of July 31, 2025 was approximately $176.0 million, or $3.43 per common share. Historical net tangible book value represents the amount of total tangible assets less total liabilities. Total tangible assets represent total assets less prepaid expenses, unamortized debt issuance costs, deferred offering cost, and other intangible assets. Historical net tangible book value per common share represents historical net tangible book value divided by the number of common shares issued as of July 31, 2025.

After giving effect to (1) the issuance and sale of    common shares by us in this offering at an assumed public offering price of $    per share, the last reported sale price of our common shares on Nasdaq on    , 2025, (after deducting estimated underwriting discounts, commissions and offering costs incurred by us), and (2) the receipt of the net proceeds from this offering, our as adjusted net tangible book value as of July 31, 2025 would have been $    million, or $    per common share. This represents an immediate increase in as adjusted net tangible book value (or a decrease in net tangible book deficit) of $    per common share to our existing shareholders and an immediate dilution in as adjusted net tangible book value of $    per common share to investors in this offering. Dilution in as adjusted net tangible book value per common share to investors in this offering represents the difference between the public offering price of $    per share and the as adjusted net tangible book value per common share after giving effect to this offering.

The following table illustrates this dilution on a per common share basis:

Assumed public offering price per common share	$
Historical net tangible book value per common share as of July 31, 2025	$
Increase in historical net tangible book value per common share attributable to investors participating in this offering	$
As adjusted net tangible book value per common share after giving effect to the offering	$
Dilution in as adjusted net tangible book value per common share to investors in this offering	$

If the underwriters exercise their option to purchase additional shares in full, our as adjusted net tangible book value per share after giving effect to this offering would be $    per common share. This represents an increase in as adjusted net tangible book value of $    per common share to existing shareholders and dilution in as adjusted net tangible book value of $    per common share to new investors, in each case assuming the public offering price of $    , the last reported sales price of our common shares on Nasdaq on    , 2025, remains the same and after deducting the underwriting discounts and commissions payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $    per common share, the last reported sale price of our common shares on Nasdaq on    , 2025, (after deducting estimated underwriting discounts, commissions and offering costs incurred by us), would increase (decrease) our as adjusted net tangible book value as of July 31 , 2025 by $    per common share, and would increase (decrease) dilution to investors in this offering by $    per common share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase of one million in the number of common shares offered by us would increase our as adjusted net tangible book value per common share after this offering by $    per common share and decrease the

dilution to new investors by $    per common share (after deducting estimated underwriting discounts, commissions and offering costs incurred by us), assuming that the assumed public offering price of $    per common share remains the same. A decrease of one million in the number of common shares offered by us would decrease our as adjusted net tangible book value per common share after this offering by $    per common share and increase the dilution to new investors by $    per common share (after deducting estimated underwriting discounts, commissions and offering costs incurred by us), assuming that the assumed public offering price of $    per common share remains the same.

The number of common shares that will be outstanding immediately after this offering is based on 51,348,656 common shares issued as of July 31, 2025 and excludes:

•

common shares issuable upon the exercise of warrants that were exercisable as of July 31, 2025 for 62,325, 46,744 and 325,847 common shares with exercise prices of $17.81, $20.65 and $11.54, respectively;

•	12,890,000 common shares reserved for future issuance under our 2025 Omnibus Incentive Plan, including:

•	1,856,767 common shares issuable pursuant to restricted stock units granted under our 2025 Omnibus Incentive Plan; and

•	4,539,300 common shares underlying outstanding stock options granted under our 2025 Omnibus Incentive Plan, with a weighted-average exercise price of $17.04 per share; and

•	500,000 common shares reserved for future issuance under our 2025 Employee Stock Purchase.

Any exercise of options or similar rights of our outstanding warrants could result in further dilution to our shareholders.

The dilution information above is for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual public offering price of our common shares and other terms of this offering determined at pricing.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares as of September 30, 2025 for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares of our common shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2025, or issuable pursuant to RSUs, which are subject to vesting and settlement conditions expected to occur within 60 days of September 30, 2025, are deemed to be outstanding and to be beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

The information in the following table is calculated based on 51,449,053 shares of common shares issued as of September 30, 2025. This table is based upon information supplied by officers, directors, principal shareholders, and Schedules 13D and Schedules 13G, if any, filed with the SEC. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Kestra Medical Technologies, Ltd., 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Shareholders:
Affiliate of Bain Capital (1)	27,019,225	52.5%
Affiliates of Endeavour Entities (2)	2,646,899	5.1%
FMR LLC(3)	5,225,753	10.2%
Named Executive Officers and Directors:
Brian Webster(4)	1,377,342	2.7%
Vaseem Mahboob(5)	14,838	*
Traci S. Umberger(6)	429,524	*
Jeffrey Schwartz(7)	—	—
Raymond W. Cohen(8)	29,994	*
Mary Kay Ladone(9)	12,994	*
Kevin Reilly (10)	—	—
Conor Hanley	—	—
Elizabeth Kwo	—	—
All directors and executive officers as a group (10 persons)	1,884,692	3.7%

*	Represents beneficial ownership of less than one percent.
(1)

Based solely on information contained in the Schedule 13G filed with the SEC on May 15, 2025. Includes 7,109,944 shares held directly by Bain Charger Holdings, L.P. (“Bain Charger”) and 19,909,281 shares indirectly held through West Affum Holdings, L.P. The shares held by West Affum Holdings, L.P. are held for the benefit of holders of its common units, including Bain Charger, until the time such shares are distributed to the holders of common units of West Affum Holdings, L.P. in accordance with its partnership agreement. Bain Charger is the sole shareholder of West Affum GP Ltd., which is the general partner of West Affum Holdings, L.P. As a result of the foregoing, Bain Charger may be deemed to have (i) voting power with respect to an aggregate of 24,949,838 shares, representing (x) 7,109,944 shares held directly by Bain Charger and (y) 17,839,894 Common Shares indirectly held by Bain Charger through West Affum Holdings, L.P., and (ii) dispositive power with respect to an aggregate of 27,019,225 shares. Bain Capital Investors, LLC (“BCI”) is the general partner of Bain Charger. As a result, BCI may be deemed to exercise voting and dispositive power with respect to the shares held by Bain Charger. Voting and investment decisions with respect to securities held by the Bain Charger are made by the partners of BCI, of whom there are three or more and none of whom individually has the power to direct such decisions. The address of BCI and the Bain Entity is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.
(2)

Based solely on information contained in the Schedule 13G filed with the SEC on May 15, 2025. Includes 972,077 shares held directly by Endeavour Medtech Growth II LP and 1,628,023 shares indirectly held by Endeavour Medtech Growth II LP through West Affum Holdings, L.P., which Endeavour Medtech Growth II LP is entitled to receive, calculated based on the liquidation value of West Affum Holdings, L.P. immediately following the initial public offering of the Company, pursuant to an agreement between West Affum Holdings, L.P. and its partners to distribute common shares of the Company held by West Affum Holdings, L.P. to its partners approximately nine months after the consummation of the Company’s initial public offering (the “Post-IPO Distribution”); and 17,497 shares held directly by Endeavour Medtech Growth II Parallel LP and 29,302 shares indirectly held by Endeavour Medtech Growth II Parallel LP through West Affum Holdings, L.P., which Endeavour Medtech Growth II Parallel LP is entitled to receive in connection with the Post-IPO Distribution. Endeavour Medtech II GP Limited is the general partner of Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP (collectively, the “Endeavour Entities”). As a result, Endeavour Medtech II GP Limited may be deemed to exercise voting and dispositive power with respect to the shares held by Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP. Shares indirectly held by the Endeavour Entities which they are entitled to receive upon the Post-IPO Distribution are also included in the shares reported in the table above as beneficially owned by an affiliate of Bain Capital. The principal business address of the Endeavour Entities is c/o Endeavour Medtech Growth II LP, P.O. Box 656, East Wing Trafalgar Court, Les Banques, St Peter Port, Guernesy GY1 3PP.

(3)

Based solely on information contained in the Amendment No. 1 to Schedule 13G filed with the SEC on October 6, 2025. FMR LLC has sole voting and dispositive power with respect to 5,225,753 shares of common shares and reflects securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, Abigail P. Johnson and one or more other persons. The principal address for the FMR LLC entities is 245 Summer Street, Boston, MA 02210.

(4)

Includes 309,342 shares held directly by Mr. Webster and 1,068,000 shares underlying vested options directly held by Mr. Webster. Does not include shares indirectly held by Mr. Webster through West Affum Holdings, L.P., over which Mr. Webster does not have voting or dispositive power and will only be entitled to receive upon the Post-IPO Distribution.

(5)

Includes 14,838 shares held directly by Mr. Mahboob. Does not include shares indirectly held by Mr. Mahboob through West Affum Holdings, L.P., over which Mr. Mahboob does not have voting or dispositive power and will only be entitled to receive upon the Post-IPO Distribution.

(6)

Includes 104,924 shares held directly by Ms. Umberger and 324,600 shares underlying vested options directly held by Ms. Umberger. Does not include shares indirectly held by Ms. Umberger through West Affum Holdings, L.P., over which Ms. Umberger does not have voting or dispositive power and will only be entitled to receive upon the Post-IPO Distribution.

(7)	The address of Mr. Schwartz is c/o Bain Capital Private Equity, LP, 200 Clarendon Street, Boston, Massachusetts 02116.

(8)

Consists of 17,000 common shares held directly by Mr. Cohen and 12,994 restricted common shares held by Mr. Cohen subject to continued vesting conditions, which vest in one-third increments on July 24, 2025, July 24, 2026 and July 24, 2027.

(9)

Consists of 12,994 restricted common shares held by Ms. Ladone subject to continued vesting conditions, which vest in one-third increments on October 7, 2025, October 7, 2026 and October 7, 2027. Does not include shares indirectly held by Ms. Ladone through West Affum Holdings, L.P., over which Ms. Ladone does not have voting or dispositive power and will only be entitled to receive upon the Post-IPO Distribution.

(10)	The address of Mr. Reilly is c/o 430 Park Avenue, Floor 12, New York, NY 10022.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our memorandum of association and amended and restated bye-laws are summaries. You should also refer to the memorandum of association and the amended and restated bye-laws, which are filed as exhibits to the registration statement of which this prospectus is part.

General

Our authorized share capital consists of 100,000,000 common shares with a par value of US$1.00 per share. Pursuant to our amended and restated bye-laws, subject to the requirements of the Nasdaq Global Select Market, and to any resolution of the shareholders to the contrary, our Board of Directors is authorized to issue any of our authorized but unissued shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares provided our common shares remain listed on an appointed stock exchange, which includes the Nasdaq Global Select Market.

Common Shares

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends, or make distributions out of contributed surplus, if there are reasonable grounds for believing that (1) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (2) the realizable value of its assets would thereby be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital and donations of cash and other assets to the company. Under our amended and restated bye-laws, each common share is entitled to dividends if, as and when dividends are declared by our Board of Directors, subject to any preferred dividend right of the holders of any preference shares. We do not anticipate paying cash dividends in the foreseeable future.

Voting Rights

Holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our amended and restated bye-laws, ordinary resolutions to be approved by holders of common shares require approval by a simple majority of votes cast by shareholders entitled to vote at a quorate meeting or by written resolution.

Majority shareholders do not generally owe any duties to other shareholders to refrain from exercising all of the votes attached to their shares.

The key powers of our shareholders include the power to alter the terms of our memorandum of association and to approve and thereby make effective any alterations to our amended and restated bye-laws made by the Board of Directors. Pursuant to Bermuda law, dissenting shareholders holding 20% in par value of our issued share capital may apply to the court to annul or vary an alteration to our memorandum of association. A majority vote against an alteration to our amended and restated bye-laws made by the Board of Directors prevents the alteration from becoming effective. Other key powers are to approve the alteration of our capital, including a reduction in share capital, to approve the removal of a director, to resolve that we will be wound up or discontinued from Bermuda to another jurisdiction or to enter into an amalgamation, merger or winding up. Under the Companies Act, all of the foregoing corporate actions require approval by an ordinary resolution (a simple majority of votes cast), unless a company’s bye-laws provide otherwise, which our amended and restated bye-laws do. Our amended and restated bye-laws provide that the Board of Directors may, with the sanction of a resolution passed by shareholders holding at least a majority of the issued shares entitled to vote and present in person or by proxy at a general meeting with the necessary quorum for such meeting being two persons at least holding or representing a majority of our issued shares entitled to vote at such meeting (provided that if the Company has only one shareholder, one shareholder present in person or by proxy is a quorum for such meeting), amalgamate or merge us with another company. In addition, our amended and restated bye-laws permits us to reduce our issued share capital with the authority of an ordinary resolution of the shareholders. Not less than ten days’ prior written notice of any resolution to reduce our issued share capital and a copy of such resolution shall be circulated to all shareholders who would be entitled to vote on the resolution at a general meeting at which the resolution could have been considered.

The Companies Act provides that a company shall not be bound to take notice of any trust or other interest in its shares. There is a presumption that all the rights attaching to shares are held by, and are exercisable by, the registered holder, by virtue of being registered as a member of the company. Our relationship is with the registered holder of our shares. If the registered holder of the shares holds the shares for someone else (the beneficial owner), then the beneficial owner is entitled to the shares and may give instructions to the registered holder on how to vote the shares. The Companies Act provides that the registered holder may appoint more than one proxy to attend a shareholder meeting, and consequently where rights to shares are held in a chain the registered holder may appoint the beneficial owner as the registered holder’s proxy.

Pre-emptive or Conversion Rights

The Companies Act does not, and our amended and restated bye-laws do not, confer any pre-emptive or sinking fund rights attached to our common shares.

Redemption, Repurchase and Surrender of Shares

Subject to certain balance sheet restrictions, the Companies Act permits a company to purchase its own shares if it is able to do so without becoming cash flow insolvent as a result. Where a company purchases its own shares, such shares may be cancelled (in which event, the company’s issued, but not its authorized, capital will be diminished accordingly) or held as treasury shares. The restrictions are that the par value of the share must be charged against the company’s issued share capital account or a company fund which is available for dividend or distribution or be paid for out of the proceeds of a fresh issue of shares. Any premium paid on the repurchase of shares must be charged to the company’s current share premium account or charged to a company fund which is available for dividend or distribution. The Companies Act does not impose any requirement that the directors shall make a general offer to all shareholders to purchase their shares pro rata to their respective shareholdings. Our amended and restated bye-laws do not contain any specific rules regarding the procedures to be followed by us when purchasing our common shares, and consequently the primary source of our obligations to shareholders are the rules of the Nasdaq Global Select Market.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Preference Shares

Pursuant to Bermuda law and our amended and restated bye-laws, our Board of Directors may, by resolution, establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by our Board of Directors without any further shareholder approval. Such rights, preferences, powers and limitations, as may be established, could have the effect of discouraging an attempt to obtain control of our company.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied either: (1) with the consent in writing of the holders of 75% of the issued shares of that class; or (2) with the sanction of a resolution passed by a simple majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum of two or more persons holding (or representing by proxy) at least one-third of the issued shares of the applicable class is present. Our amended and restated bye-laws specify that the creation or issue of shares ranking equally with existing preference shares do not, unless expressly provided by the terms of issue of existing preference shares, vary the rights attached to existing preference shares. In addition, the creation or issue of preference shares ranking prior to common shares are not deemed to vary the rights attached to common shares or, subject to the terms of any other class or series of preference shares, to vary the rights attached to any other class or series of preference shares.

Transfer of Shares

Our Board of Directors may, in its absolute discretion and without assigning any reason, refuse to register the transfer of a share on the basis that it is not fully paid. Our Board of Directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our Board of Directors shall reasonably require and must refuse to register the transfer unless all applicable consents, authorizations and permissions of any governmental agency or body in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of his common shares by completing a form of transfer in such common form as our Board of Directors may accept. If required, the instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our Board of Directors may accept the instrument signed only by the transferor. Our common shares may also be transferred without a written instrument if transferred by an appointed agent or otherwise in accordance with the Companies Act. Notwithstanding the foregoing, shares that are listed may be transferred in accordance with the rules and regulations of the exchange on which the shares are listed.

Meetings of Shareholders

Under Bermuda law, a company is required to convene an annual general meeting of shareholders each calendar year (the “annual general meeting”). However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver no more than three months before the end of the year, in which case an annual general meeting must be called. We have chosen not to waive the convening of an annual general meeting.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person entitled to receive notice does not invalidate the proceedings at a meeting. Our amended and restated bye-laws provide that at least ten days but not more than sixty days advance notice be given to shareholders entitled to receive notice of the annual general meeting and of any special general meeting.

Our amended and restated bye-laws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a shareholder has to comply with advance notice requirements and provide us with certain information. Our amended and restated bye-laws allow the chairperson of the meeting of shareholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented in the annual general meeting (unless all the shareholders and all of the directors agree to dispense with this requirement). The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election and Removal of Directors

Our amended and restated bye-laws provide that, except in relation to the right of the holders of any series of preference shares to elect additional directors, our Board of Directors shall be a minimum number of six directors and a maximum number of eleven directors, or such number in excess thereof as the Company may from time to time determine by resolution of the Board of Directors. Until our 2031 annual meeting of Shareholders (the “2031 Annual Meeting”, our Board of Directors will consist of three classes of directors (other than those directors elected by the holders of any series of preference shares, voting separately as a series or together with one or more other such series, as the case may be). Prior to the 2031 Annual Meeting, each director serves a three-year term. From and after the 2031Annual Meeting, our Board of Directors will be declassified and our directors will be elected to hold office for a one-year term expiring at the next annual general meeting of shareholders.

To be elected, directors must receive a majority of the votes cast by shareholders who are entitled to vote at the applicable shareholder meeting; provided that where the number of persons validly proposed for re-election or election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) will be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors. Any one or more vacancies on the Board of Directors not filled at any general meeting, and any new vacancy created by the Board of Directors as a result of increasing the size of the Board of Directors, can be filled by the Board. Prior to the Triggering Annual Meeting, a director so appointed shall hold office for a term that shall coincide with the remaining term of its class of directors. From and after the Triggering Annual Meeting, a director so appointed will hold office until the next election of directors and until his or her successor will be elected and qualified, subject to prior death, resignation, retirement, disqualification or removal from office.

Subject to the rights of the holders of any series of preferred shares, a director may be removed by the shareholders with or without cause with the affirmative vote of the holders of a majority of the issued shares entitled to vote; provided that from and after the Trigger Event, a director may be removed, only with cause, by a resolution passed by shareholders holding at least 66 2/3% of the issued shares entitled to vote.

Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our amended and restated bye-laws to be in effect upon the closing of this offering will provide that we shall indemnify our directors and any officers appointed by our Board of Directors to the fullest extent permitted by applicable law; provided, however, that if a director or an officer is a party to an indemnification agreement with us, then the terms of the indemnification agreement shall apply instead of the provisions in our amended and restated bye-laws.

Amendment of memorandum of association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our amended and restated bye-laws generally provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, nor shall our memorandum of association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and by a resolution of our shareholders. However, from and after the Trigger Event, no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, nor shall our memorandum of association be altered or amended, save in accordance with the Companies Act and unless such change has been approved by a resolution of our Board of Directors and a resolution passed by shareholders holding at least 66 2/3% of all issued shares entitled to vote thereon.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Supreme Court of Bermuda. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of at least 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two or more persons holding or representing more than one-third of the issued shares of the company. Our amended and restated bye-laws provide that the approval of the amalgamation or merger agreement by at least a majority of the issued shares entitled to vote and present in person or by proxy at the applicable meeting shall be sufficient (other than in respect of any amalgamation or merger constituting a “business combination”), and the quorum for such meeting shall be two or more persons holding or representing at least a majority of the issued shares entitled to vote; provided that if the company shall at any time have only one shareholder, one shareholder present in person or by proxy shall form a quorum for such meeting.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of the giving of the notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Business Combinations

Although the Companies Act does not contain specific provisions regarding “business combinations” between companies organized under the laws of Bermuda and “interested shareholders,” we have included these provisions in our amended and restated bye-laws. Specifically, our amended and restated bye-laws contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the time of the transaction in which the person became an interested shareholder, unless:

•

prior to the time that the shareholder became an interested shareholder, our Board of Directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our issued voting shares outstanding at the time the transaction commenced; or

•

after the time of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual general meeting or special general meeting of shareholders by the affirmative vote of at least 66 2/3% of our issued shares entitled to vote that are not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes mergers, amalgamations, consolidations, exchanges, asset sales, leases, issues or transfers of shares or other securities and certain other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is any person or entity that beneficially owns 15% or more of our issued and outstanding voting shares (other than Bain Charger Holdings, L.P. (“Bain Charger”) and its affiliates) and any affiliate or associate of that person or entity.

Shareholder Suits and Choice of Forum

Shareholder class actions and derivative actions are generally not available to shareholders under Bermuda law in the same way that they are under the laws in the United States. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be ultra vires or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Our amended and restated bye-laws provide that, unless we, in writing, select or consent to the selection of an alternate forum, the Supreme Court of Bermuda shall be the exclusive forum for any dispute that arises under the Companies Act or out of or in connection with our amended and restated bye-laws, including any question regarding the existence, validity, application, enforceability or scope of any bye-law and/or whether there has been any breach of the Companies Act or our amended and restated bye-laws or any breach of a duty (including any fiduciary duty) by, or other wrongdoing by, a current or former officer, director, employee, agent or shareholder of the Company to the Company or its shareholders (whether or not such a claim is brought in the name of a shareholder or in the name of the Company). Further, unless we select or consent to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against the Company or any director, officer, employee or agent of the Company. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any of our common shares shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated bye-laws. It is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated bye-laws is inapplicable or unenforceable.

Capitalization of Profits and Reserves

Pursuant to our amended and restated bye-laws, our Board of Directors may (1) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata (except in connection with the conversion of shares) to the shareholders; or (2) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Untraced Shareholders

Our amended and restated bye-laws provide that our Board of Directors may forfeit any dividend or other monies payable in respect of any shares that remain unclaimed for six years from the date when such monies became due for payment and as such will cease to remain owing by the Company. In addition, we are entitled to cease sending dividend warrants and checks by post or otherwise to a shareholder if such instruments have been returned undelivered to, or left uncashed by, such shareholder on at least two consecutive occasions or, following one such occasion, reasonable enquires have failed to establish the shareholder’s new address. This entitlement ceases if the shareholder claims a dividend or cashes a dividend check or a warrant.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Euro, and there are no restrictions on our ability to transfer funds (other than funds denominated in Euros) in and out of Ireland or to pay dividends to U.S. residents who are holders of our common shares.

The Bermuda Monetary Authority has given its general permission for the issue and free transferability of all of the common shares that are the subject of this offering to and between residents and non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed stock exchange, which includes the Nasdaq Global Select Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Economic Substance Act

Bermuda’s economic substance laws are contained in the Economic Substance Act 2018, as amended, and the Economic Substance Regulations 2018, as amended (together the “ESA”). The ESA was enacted to demonstrate Bermuda’s commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits, but which do not reflect real economic activity within Bermuda. The ESA provides that a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Under the ESA, if an entity is engaged in one or more “relevant activities,” it is required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements set forth in the ESA. An entity will comply with those economic substance requirements if it: (a) is managed and directed in Bermuda; (b) undertakes “core income generating activities” (as may be prescribed under the ESA) in Bermuda in respect of the relevant activity; (c) maintains adequate physical presence in Bermuda; (d) has adequate senior executives, employees or other persons in Bermuda with suitable qualifications; and (e) incurs adequate operating expenditure in Bermuda in relation to the relevant activity undertaken by it.

The ESA requires entities subject to it to make annual filings with the Bermuda Registrar of Companies to demonstrate the economic substance of the entity’s activities and business in Bermuda. The Company does not currently file any ESA declarations as it does not conduct a relevant activity for the purposes of the ESA.

Anti-Takeover Provisions

Our memorandum of association and our amended and restated bye-laws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they may also discourage acquisitions that some shareholders may favor. These provisions include:

•	a classified Board of Directors with staggered three-year terms until the 2031 Annual Meeting;

•	directors only to be removed for cause and only with a resolution passed by holders of at least 66 2/3% of all issued shares entitled to vote, from and after the Trigger Event;

•

from and after the 2031 Annual Meeting, amendments to our amended and restated bye-laws and memorandum of association require the approval of our Board of Directors and a resolution passed by holders of at least 66 2/3% of all issued shares entitled to vote;

•	from and after the 2031 Annual Meeting, only permit shareholder action by written consent when it is unanimously approved by our shareholders;

•	restrictions on the time period in which directors may be nominated;

•	limitations on our shareholders’ ability to call special general meetings; and

•	the ability of our Board of Directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval.

In addition, our amended and restated bye-laws contain provisions which prohibit us, subject to certain exceptions, from engaging in business combinations and other specified transactions with persons (excluding Bain Charger and its affiliates) for a period of three years after the time of the transaction in which the person acquired 15% of more of our issued voting shares.

Transfer Agent and Registrar

Maples Corporate Services (Bermuda) Limited in Bermuda acts as our registrant, and a branch register is maintained in the United States by Computershare Trust Company, N.A.

Computershare Trust Company, N.A is our transfer agent.

Listing

Our common shares are listed on The Nasdaq Global Select Market under the symbol “KMTS.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect prevailing market prices for our common shares and could impair our future ability to raise equity capital.

Based on the number of common shares issued as of July 31, 2025, upon the closing of this offering and assuming no exercise by the underwriters of their option to purchase up to an additional    common shares,      common shares will be outstanding. Of these shares, the 13,664,704 common shares sold in our initial public offering and all of the common shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to our affiliates, as defined in Rule 144 under the Securities Act. The remaining common shares held by existing shareholders are restricted securities, as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market, subject to the terms of any lock-up agreements applicable to those shares, only if registered or if their resale qualifies for exemption from registration, such as under Rule 144 or Rule 701 as promulgated under the Securities Act and described below.

Rule 144

In general, persons who have beneficially owned our common shares for at least six months, and any affiliate of the company who owns our common shares, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of common shares under Rule 144 if:

•	the common shares have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the common shares for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of common shares without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of our common shares then outstanding, which will equal approximately shares immediately after the closing of this offering, or

•	the average weekly trading volume of our common shares on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Our employees, executive officers or directors who purchase shares under a written compensatory plan or contract will be entitled to rely on the resale provisions of Rule 701, subject to any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Equity Incentive Plans

We have filed with the SEC a registration statement on Form S-8 under the Securities Act to register our common shares that are subject to outstanding options and awards issuable pursuant to our 2025 Omnibus Incentive Plan. Shares covered by such registration statement are eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-up Agreements

In connection with this offering, we and our executive officers and directors have entered into lock-up agreements with the underwriters or otherwise agreed, subject to certain exceptions, that we and they will not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; file any registration statement with the SEC relating to the offering of any common shares or any securities convertible into or exercisable or exchangeable for common shares; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares; or make any demand for, or exercise any right with respect to, the registration of any common shares of or any security convertible into or exercisable or exchangeable for common shares, without the prior written consent of BofA Securities, Inc. and Piper Sandler & Co., for a period of 60 days from the date of this prospectus. See the section titled “Underwriting—No Sales of Similar Securities” for more information on the lock-up agreements.

Registration Rights

For a description of rights that certain of our stockholders will have to require us to register the shares of our common shares they own, see the section captioned “Transactions with Related Parties—Registration Rights Agreement” in our Proxy Statement for our 2025 Annual Meeting of Shareholders filed with the SEC on July 22, 2025, which section is incorporated by reference into this prospectus. Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.

MATERIAL BERMUDA, IRISH AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material Bermuda, Irish and U.S. federal income tax considerations that may be relevant to an investment decision by a potential investor with respect to our common shares.

Bermuda Tax Considerations

Under current law, we are not subject to tax on income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our common shares. Furthermore, we have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. As a result of changes made to the EUTP Act by the CIT Act (as defined below), this assurance has been made subject to the application of any taxes pursuant to the CIT Act, as described further below.

On December 20, 2021, the OECD published the Pillar Two / Global Minimum Tax Rules which are aimed at ensuring that large multinational enterprises will be subject to a global minimum 15% tax rate (“Pillar Two”). The European Union Council Directive (EU) 2022/2523, adopted on December 15, 2022, requires that E.U. Member States implement the Pillar Two rules into domestic law by December 31, 2023. The Bermuda Government has responded to the Pillar Two initiative passing the Corporate Income Tax Act 2023 (the “CIT Act”), on December 27, 2023, to introduce a corporate income tax on certain Bermuda entities with effect from January 1, 2025. As a result of changes made to the EUTP Act by the CIT Act, this assurance has been made subject to the application of any taxes pursuant to the CIT Act, as described further below.

In the 2023 Budget, the Bermuda Government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Pillar Two initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. The Bermuda Government subsequently issued three public consultation papers as part of its considerations on the introduction of a corporate income tax in Bermuda, on August 8, 2023, October 5, 2023 and November 10, 2023. On December 15, 2023, Bermuda passed the CIT Act, which became fully operative with respect to the imposition of corporate income tax on January 1, 2025. The Corporate Income Tax Act 2023 Amendment Regulations 2024 (the “Regulations”) amending the CIT Act were made on 20 December 2024 by the Minister of Finance in Bermuda. (For the purposes of this summary, references to CIT Act are to the CIT Act, as amended by the Regulations.)

The Ministry of Finance in Bermuda has issued guidance in the form of Frequently Asked Questions (FAQs) with respect to the CIT Act (mostly recently dated November 18, 2024) and intends to develop further FAQs in response to developments in the application of the law, and in international tax laws and practices in other jurisdictions, and which may impact the application of the CIT Act in practice, and further changes may apply.

A primary stated objective in developing the corporate income tax is to ensure to the greatest extent possible that it is not a material incremental expense by ensuring that the Bermuda corporate income tax qualifies as a Covered Tax for the purposes of the GloBE Rules and thereby reduce the amount, if any, of top-up tax payable to other jurisdictions and prevent the double taxation of profits earned in Bermuda. A second stated objective is the desire to remain aligned so far as practicable with the GloBE Rules.

Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda Constituent Entities (as defined in the CIT Act) of an In Scope MNE Group (as defined in the CIT Act).

A ‘Bermuda Constituent Entity’ is a Bermuda Tax Resident Entity or a Bermuda Permanent Establishment (each as defined in the CIT Act). A ‘Bermuda Tax Resident Entity’ means an entity that is incorporated, formed or organised in Bermuda unless the entity is tax resident in another jurisdiction under the laws of that jurisdiction based on its location of management and control. A ‘Bermuda Permanent Establishment’ means A fixed place of business in Bermuda through which the business of an entity which is not a Bermuda Tax Resident Entity is wholly or partly carried on as determined in accordance with Article 5 of the OECD Model Tax Convention.

An In Scope MNE Group for these purposes is a group which meets the relevant revenue threshold (EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question) and is a MNE Group (being a group (as defined in the CIT Act) comprising of an ultimate parent entity and one or more entities (which includes permanent establishments) located in another jurisdiction). For MNE Groups that meet the revenue threshold, corporate income tax will generally apply to each Bermuda Tax Resident Entity and Bermuda Permanent Establishment that is a constituent entity of such MNE Group.

We note that, following the consummation of this offering and on the assumption that Kestra Medical Technologies, Ltd. will become tax resident in Ireland based under the laws of Ireland based on its location of management and control (as described in the section titled “Organizational Transactions”). Based on this and the assumption that Kestra Medical Technologies, Ltd. will not be a Bermuda Permanent Establishment (as defined in the CIT Act), we anticipate that Kestra Medical Technologies, Ltd. will not be a Bermuda Constituent Entity Group for purposes of the CIT Act and that it will not be considered in scope for the purposes of the CIT Act.

Irish Tax Considerations

The following is a general summary of the main Irish tax considerations that will become applicable to certain investors who are the owners of our common shares following the establishment of the Company’s tax residency in Ireland following the consummation of this offering. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on the date of this document. Legislative, administrative or judicial changes may modify the tax consequences described below.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisers as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our shares.

Tax on Chargeable Gains

A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade or business carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend Withholding Tax

Dividend withholding tax, or DWT, (currently at a rate of 25%) may arise in respect of dividends or distributions from an Irish tax resident company, such as the Company when it establishes tax residence in Ireland unless an exemption applies. Where DWT does arise in respect of dividends, the company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder should not be subject to DWT if the shareholder is beneficially entitled to the dividend and is:

(a)	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

(b)

a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

(c)	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory”;

(d)

a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

(e)

a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above (but subject to the exception in the paragraph below regarding “U.S. Resident Shareholders”), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of shares held through DTC), and the relevant information is further transmitted to the Company (in the case of shares held through DTC) or to our transfer agent (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

• Albania	• Iceland	• Qatar
• Armenia	• India	• Romania
• Australia	• Israel	• Russia
• Austria	• Italy	• Saudi Arabia
• Bahrain	• Japan	• Serbia
• Belarus	• Kazakhstan	• Singapore
• Belgium	• Kenya	• Slovak Republic
• Bosnia & Herzegovina	• Kosovo	• Slovenia
• Botswana	• Kuwait	• South Africa
• Latvia	• Latvia	• Spain
• Sweden	• Lithuania	• Sweden
• Bulgaria	• Liechtenstein	• Switzerland
• Canada	• Luxembourg	• Thailand
• Chile	• Macedonia	• The Republic of Korea
• China	• Malaysia	• The Republic of Turkey

• Croatia	• Malta	• Ukraine
• Cyprus	• Mexico	• United Arab Emirates
• Czech Republic	• Moldova	• United Kingdom
• Denmark	• Montenegro	• United States
• Egypt	• Morrocco	• Uzbekistan
• Estonia	• Netherlands	• Vietnam
• Finland	• New Zealand	• Zambia
• France	• Norway
• Georgia	• Oman
• Germany	• Pakistan
• Ghana	• Panama
• Greece Hong Kong	• Porland
• Hungary	• Portuguese Republic

Prior to paying any dividend, the Company intends to put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

U.S. Resident Shareholders

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled.

If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Residents of “Relevant Territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their shares) must complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our transfer agent as soon as possible.

If a shareholder who is resident in a “relevant territory” and entitled to an exemption from our DWT receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Irish Resident Shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least seven business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax adviser.

Other Persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Income Tax on Dividends

Non-Irish Resident Shareholders. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders. Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax adviser. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preference shares.

Stamp Duty

Irish stamp duty should not be payable in respect of transfers of our common shares for cash.

Capital Acquisitions Tax

Irish capital acquisitions tax comprises principally gift tax and inheritance tax on property situated in Ireland for capital acquisitions tax purposes or otherwise within the territorial scope of capital acquisitions tax by virtue of the Irish tax residence, ordinary tax residence or domicile of the donor or donee of the gift or inheritance.

It is considered that the common shares are not Irish situate property for the purposes of Irish capital acquisitions tax. As such a gift or inheritance of our common shares should not be within the charge to Irish capital acquisitions tax if both the donor and the donee are not tax resident or ordinarily resident in Ireland at the relevant date of the gift or inheritance.

If either a donor or donee of our common shares is resident or ordinarily resident in Ireland at the time of the gift or inheritance they may be within the charge to Irish capital acquisitions tax and they should consult their own tax advisers as to the Irish tax consequences.

U.S. Federal Income Tax Consequences for U.S. Holders

The following discussion is a summary of material U.S. federal income tax consequences to a U.S. Holder (as defined below), under current law, of the purchase, ownership, and disposition of our common shares acquired pursuant to this offering. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire our common shares. This discussion applies only to a U.S. Holder that holds our common shares as a capital asset for U.S. federal income tax purposes (generally, property held for investment) within the meaning of Section 1221 of the Code, and this discussion applies only such common shares. This discussion is general in nature and it does not describe all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the Medicare contribution tax, estate or gift tax consequences, any tax consequences other than U.S. federal income tax consequences, and tax consequences applicable to U.S. Holders in special tax situations, such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts or real estate mortgage investment conduits;

•

“controlled foreign corporations,” and “passive foreign investment companies,” each as defined in the Code, corporations that accumulate earnings to avoid U.S. federal income tax, or expatriated entities subject to Section 7874 of the Code;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the U.S. anti-inversion rules or the base erosion and anti-abuse tax;

•	non-U.S. persons or entities;

•	tax-exempt organizations and entities, including an “individual retirement account” as defined in the Code or a “Roth IRA”;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons who are subject to Section 451(b) of the Code;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons holding common shares as part of a straddle, hedging, conversion or integrated transaction or persons entering into a constructive sale with respect to common shares;

•	persons holding common shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States;

•	persons who hold or receive our common shares pursuant to the exercise of an employee stock option or otherwise as compensation;

•	tax qualified retirement plans;

•	persons that actually or constructively own 10% or more (by vote or value) of our common shares; or

•	entities classified as partnerships or other pass-through entities (including S corporations), or persons holding common shares through such entities.

If a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partnership holding our common shares, or a partner in such a partnership, should consult its tax advisors regarding the tax consequences of investing in and holding the common shares.

This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the U.S. Internal Revenue Service (“IRS”) and other applicable authorities. All of the foregoing authorities are subject to change or differing interpretations, possibly with retroactive effect and could significantly affect the tax consequences described below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will not take a contrary position to the tax consequences discussed.

THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “U.S. Holder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if either (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) the trust has a valid election in effect under applicable Treasury regulations to treat such trust as a domestic trust.

Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distribution that we make to U.S. Holders with respect to our common shares (including the amount of any tax withheld) generally will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income generally will be includable in gross income in the year actually or constructively received. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount generally will be treated first as a tax-free return of tax basis in the common shares, and then, to the extent such excess amount exceeds the holder’s tax basis in the common shares, as capital gain and will be treated as described below in the section relating to the disposition of our common shares.

Dividends received by corporate U.S. Holders generally will not be eligible for the dividends-received deduction available to U.S. corporations under the Code. Subject to applicable limitations, including conditions relating to holding period, dividends received by certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” if we are a “qualified foreign corporation” and other conditions discussed below are met. A non-U.S. corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States (such as Nasdaq) or (ii) if such non-U.S. corporation is eligible for the benefits of a qualifying income tax treaty with the United States that the IRS determines is satisfactory and includes an exchange of information program. However, a non-U.S. corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. Therefore, subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our common shares. The amount of a dividend will include any amounts withheld by us in respect of any non-U.S. taxes.

Subject to the PFIC rules described below, the amount of a dividend generally will be treated as foreign- source dividend. The amount of any dividend income paid in a functional currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-U.S. income taxes withheld from dividends on our common shares may be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of any non-U.S. taxes based on their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non-U.S. taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Exchange, or Other Taxable Disposition of the Common Shares

Subject to the PFIC rules described below, U.S. Holders generally will recognize gain or loss on a sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized for U.S. federal income tax purposes on the sale, exchange or other taxable disposition and the holder’s adjusted tax basis in the common shares. Such gain or loss generally will be capital gain or loss and will be long- term capital gain or loss if the U.S. Holder held the common shares disposed of for more than one year. Any gain or loss recognized by U.S. Holders on a disposition of our common shares generally will be treated as U.S.- source income or loss for foreign tax credit limitation purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders are urged to consult their tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, based on their particular circumstances.

Passive Foreign Investment Company

Under the Code, we may be a PFIC for any taxable year in which, after the application of certain “look- through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” For purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties and capital gains.

Based on the nature of our business, our financial statements, our expectations about the nature and amount of our income, assets and activities and our share price, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, whether we will be a PFIC in the current year or any future year is a factual determination that must be made annually at the close of each taxable year, and, thus, is subject to significant uncertainty. Among other things, a determination of whether we are PFIC will depend on the composition of our income and assets and the market value of our assets from time to time. Accordingly, there can be no assurance that we will not be a PFIC in the current year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds or is deemed to hold common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds or is deemed to hold common shares, even if we ceased to meet the threshold requirements for PFIC status, unless under certain circumstances the U.S. Holder makes a valid deemed sale or deemed dividend election under the applicable Treasury regulations with respect to its common shares.

Generally, if we were a PFIC for any taxable year during which a U.S. Holder held or is deemed to have held common shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of such common shares, would be allocated ratably over the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder with respect to its common shares exceeds 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

A U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its common shares, provided that the common shares are “marketable.” Common shares generally will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury Regulations. If a U.S. Holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common shares, as applicable, in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election based on their particular circumstances.

In addition, a U.S. Holder can avoid certain of the adverse rules described above by making a QEF Election with respect to such PFIC, and each PFIC in which the PFIC holds equity interests, if the PFIC provides the information necessary for such election to be made. We do not currently expect to provide information that would allow a U.S. Holder to make a QEF Election in the event that we are classified as a PFIC and, therefore, U.S. Holders should assume such election would not be available.

In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the U.S. Holder generally must file annual reports, containing such information as the U.S. Treasury Department may require on IRS Form

8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year, unless otherwise specified in the instructions with respect to such form.

U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules. The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our common shares, as applicable, the consequences to them of an investment in a PFIC, any elections available with respect to the common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of common shares of a PFIC.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our common shares and the proceeds from the sale or exchange of our common shares that are paid to U.S. Holders within the United States (and in certain cases, outside the United States). However, backup withholding generally will not apply if the U.S. Holder furnishes a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against U.S. federal income tax liability and U.S. Holders may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund is filed and the required information is furnished to the IRS in a timely manner.

Each U.S. Holder should consult its tax advisor regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Each U.S. Holder who is an individual generally will be required to report our name, address and such information relating to an interest in the common shares as is necessary to identify the class or issue of which its common shares are a part. These requirements are subject to exceptions, including an exception for common shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed certain thresholds.

Each U.S. Holder should consult its tax advisor regarding the application of these information reporting rules.

UNDERWRITING

BofA Securities, Inc. and Piper Sandler & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common shares set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Piper Sandler & Co.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $    and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and other regulatory fees up to     .

Option to Purchase Additional Shares

We have granted the underwriters an option to purchase up to an additional    shares at the public offering price, less the underwriting discount, for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares (collectively, the “Lock-Up Securities”), for 60 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Piper Sandler & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Lock-Up Securities;

•	sell any option or contract to purchase any Lock-Up Securities;

•	purchase any option or contract to sell any Lock-Up Securities;

•	grant any option, right or warrant for the sale of any Lock-Up Securities;

•	lend or otherwise dispose of or transfer any common Lock-Up Securities;

•	request or demand that we file or make a confidential submission of a registration statement related to the Lock-Up Securities;

•

enter into any hedging, swap, loan or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any Lock-Up Securities whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to Lock-Up Securities owned now or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition, or the Lock-Up Securities. BofA Securities, Inc. and Piper Sandler & Co., in their sole discretion, may release the Lock-Up Securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Exchange Listing

Our common shares are listed on The Nasdaq Global Select Market under the symbol “KMTS.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of the common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common shares on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common shares and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no shares have been offered, or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

•	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•

at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

In connection with the offering, the underwriters are not acting for anyone other than the Company and will not be responsible to anyone other than the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ( “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing

Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.

571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common shares and certain other matters of Bermuda law will be passed upon for us by Walkers (Bermuda) Limited, our special Bermuda counsel. Certain other legal matters will be passed upon for us by Kirkland & Ellis LLP, New York, New York, and for the underwriters by Allen Overy Shearman Sterling US LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended April 30, 2025 have been so incorporated in reliance on the report (which contains an emphasis of matter paragraph relating to the Company’s financial results and management’s plans as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits. Statements or summaries contained in this prospectus as to the material contents of any contract or any other document referred to herein are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements or summaries is qualified in all respects by this reference. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov. We also maintain a website at https://www.kestramedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

EXCHANGE CONTROLS

The permission of the Bermuda Monetary Authority is required, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which would include our common shares) are listed on an “Appointed Stock Exchange” (which would include the Nasdaq Global Select Market). Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are a Bermuda exempted company limited by shares. As a result, the rights of holders of our common shares will be governed by Bermuda law, our memorandum of association and the amended and restated bye-laws to be in effect upon the closing of this offering. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. It may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws. Our principal office is located at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033, and our registered office is located in Bermuda at Cumberland House, 7th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus. To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents filed with the SEC prior to the date of this prospectus and incorporated by reference, the information in this prospectus shall be deemed to supersede the information in such incorporated documents.

We incorporate by reference the documents listed below and any future documents that we file with the SEC (excluding any portion of such documents that are furnished and not filed with the SEC) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (1) on and after the date of the initial filing of the registration statement of which this prospectus is a part prior to the effectiveness of the registration statement and (2) after the date of effectiveness of this prospectus until the offering of the underlying securities is completed or terminated; provided, however, we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended April 30, 2025, filed with the SEC on July 17, 2025;

•	our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2025, filed with the SEC on September 12, 2025;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended April 30, 2025 from our Definitive Proxy Statement on Schedule 14A filed on July 22, 2025; and

•	our Current Reports on Form 8-K, filed with the SEC on June 6, 2025 and September 4, 2025.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing to us at 3933 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033.

You also may access these filings on our website at https://www.kestramedical.com. We do not incorporate the information on our website in this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference in this prospectus).

    Shares

Common Shares

PROSPECTUS

BofA Securities	Piper Sandler

    , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common shares being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

AMOUNT
SEC registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be listed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Companies Act.

Our amended and restated bye-laws provide that we shall indemnify our directors and any officers appointed by our Board of Directors to the fullest extent permitted by applicable law; provided, however, our amended and restated bye-laws provide that if a director or officer is a party to an indemnification agreement with us, then the terms of the indemnification agreement shall apply instead of the provisions in our amended and restated bye-laws. Our amended and restated bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer or any claims of violations of the Securities Act or the Exchange Act.

Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

We have entered into indemnification agreements with each of our directors and certain officers. These indemnification agreements provide the directors and such officers with contractual rights to indemnification and expense advancement to the fullest extent permitted by applicable law, subject to certain exceptions and procedures. In addition, we are obligated under these agreements to make commercially reasonable efforts to obtain one or more policies of insurance with reputable insurance companies to provide such persons with commercially reasonable coverage for losses from wrongful acts and omissions.

In addition, the underwriting agreement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were involved in any of the following transactions and no commissions were paid in connection with the sale of any such securities.

Prior to Initial Public Offering

Incentive Units

In the fiscal year ended April 30, 2022, we granted 398,300 incentive units of West Affum Holdings, L.P. to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

In the fiscal year ended April 30, 2023, we granted 719,796 incentive units of West Affum Holdings, L.P. to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

In the fiscal year ended April 30, 2024, we granted 141,800 incentive units of West Affum Holdings, L.P. to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

From May 2024 through March 7, 2025, we granted 1,184,677 incentive units of West Affum Holdings, L.P. to certain employees and service providers pursuant to our 2014 Employee Equity Plan.

Pursuant to the organizational transactions completed in connection with our initial public offering, West Affum Holdings, L.P. delivered to holders of all then-outstanding incentive units our common shares as consideration for the exchange of such holders’ incentive units.

Warrants

On December 28, 2020, we issued warrants to purchase 49,044 common units of West Affum Holdings, L.P. to Kennedy Lewis Capital Partners Master Fund II LP at an exercise price of $22.63 per unit and on March 7, 2022, we issued warrants to purchase 36,783 common units of West Affum Holdings, L.P. to Kennedy Lewis Capital Partners Master Fund II LP at an exercise price of $26.24 per unit. On September 29, 2023, we issued warrants to purchase 256,410.26 common units of West Affum Holdings, L.P. to Perceptive Credit Holdings IV, LP at an exercise price of $17.55 per unit, which exercise price was amended to $14.67 on July 12, 2024.

In connection with our initial public offering, (i) the warrants issued to Kennedy Lewis Capital Partners Master Fund II LP by West Affum Holdings, L.P. were canceled and Kestra Medical Technologies, Ltd. issued new warrants to purchase an aggregate of 109,069 common shares of Kestra Medical Technologies, Ltd. and (ii) the warrants issued to Perceptive Credit Holdings IV, LP by West Affum Holdings, L.P. were canceled and Kestra Medical Technologies, Ltd. issued new warrants to purchase an aggregate of 325,847 common shares of Kestra Medical Technologies, Ltd.

Upon and Following Initial Public Offering

Organizational Transactions

On March 7, 2025 we completed the initial public offering of our common shares, in connection with which we consummated certain organizational transactions. Pursuant to the organizational transactions, as further described in our Annual Report on Form 10-K for the fiscal year ended April 30, 2025, we issued 37,683,952 common shares to the holders of West Affum Holdings, L.P. Class A common units and incentive units, including 32,485 common shares subject to vesting conditions, in consideration for the exchange of such holders’ interests in West Affum Holdings, L.P.

Stock Options

From March 7, 2025 through the date of this registration statement, we granted stock options to purchase an aggregate of 4,658,300 common shares with a weighted average exercise price of $17.04 to certain of our employees, directors and officers.

Warrants

In September 2025, we issued 100,397 common shares in connection with the exercise by Perceptive Credit Holdings IV, LP of its warrant to purchase common shares on a cashless basis at an exercise price of $11.54.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

The list of exhibits set forth under the Exhibit Index appearing immediately prior to the signature pages to this registration statement is incorporated herein by reference.

(b) Financial Statement Schedules.

None.

ITEM 17. UNDERTAKINGS.

(1)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)	The undersigned registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement†

3.1	Certificate of Incorporation (previously filed as Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 10, 2025 and incorporated herein by reference)

3.2	Memorandum of Association (previously filed as Exhibit 3.2 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 10, 2025 and incorporated herein by reference)

3.3	Amended and Restated Bye-laws of the Registrant (previously filed as Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-42549) filed on March 7, 2025 and incorporated herein by reference)

3.4	Certificate of Deposit of Memorandum of Increase of Share Capital (previously filed as Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-42549) filed on March 7, 2025 and incorporated herein by reference)

4.1	Warrant to Purchase 62,325 Common Shares issued to Kennedy Lewis Capital Partners Master Fund II LP, dated March 7, 2025, by and among Kestra Medical Technologies, Ltd., West Affum Holdings, L.P. and Kennedy Lewis Capital Partners Master Fund II LP (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on March 7, 2025 and incorporated herein by reference)

4.2	Warrant to Purchase 46,744 Common Shares issued to Kennedy Lewis Capital Partners Master Fund II LP, dated March 7, 2025, by and among Kestra Medical Technologies, Ltd., West Affum Holdings, L.P. and Kennedy Lewis Capital Partners Master Fund II LP (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on March 7, 2025 and incorporated herein by reference)

5.1	Opinion of Walkers (Bermuda) Limited, Bermuda Counsel to the Registrant†

10.1	Assignment and Assumption of Registration Rights Agreement, dated as of February 26, 2025, by and between West Affum Holdings, L.P. and Kestra Medical Technologies, Ltd. (previously filed as Exhibit 10.1 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 26, 2025 and incorporated herein by reference)

10.2	Kestra Medical Technologies, Ltd. 2025 Omnibus Incentive Plan (previously filed as Exhibit 10.4 to the Current Report on Form 8-K filed on March 7, 2025 and incorporated herein by reference)+

10.3	Forms of Equity Award Agreements under Kestra Medical Technologies, Ltd. 2025 Omnibus Incentive Plan (previously filed as Exhibit 10.3 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 26, 2025 and incorporated herein by reference)+

10.4	Amended and Restated Credit Agreement and Guaranty, dated as of February 25, 2025, among Kestra Medical Technologies, Inc. and West Affum Holdings Corp., as borrowers, the guarantors from time to time thereto, the lenders from time to time party thereto and Perceptive Credit Holdings IV, LP, as administrative agent and as a lender (previously filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 26, 2025 and incorporated herein by reference)

10.5	Form of Indemnification Agreement (previously filed as Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 26, 2025 and incorporated herein by reference)+

10.6	Employment Agreement, dated as of October 17, 2016, between Kestra Medical Technologies, Inc. and Brian Webster (previously filed as Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 10, 2025 and incorporated herein by reference)+

10.7	Employment Agreement, dated as of September 10, 2021, between Kestra Medical Technologies, Ltd. and Vaseem Mahboob (previously filed as Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 10, 2025 and incorporated herein by reference)+

10.8	Employment Agreement, dated as of October 26, 2016, between Kestra Medical Technologies, Inc. and Traci S. Umberger (previously filed as Exhibit 10.8 to the Registration Statement on Form S-1 (File No. 333-284807) filed on February 10, 2025 and incorporated herein by reference)+

10.9	Amendment to Employment Agreement, dated as of June 4, 2025, by and between Kestra Medical Technologies, Inc. and Brian Webster (previously filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.10	Amendment to Employment Agreement, dated as of June 4, 2025, by and between Kestra Medical Technologies, Inc. and Vaseem Mahboob (previously filed as Exhibit 10.10 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.11	Amendment to Employment Agreement, dated as of June 4, 2025, by and between Kestra Medical Technologies, Inc. and Traci S. Umberger (previously filed as Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.12	Employment Agreement, dated as of June 4, 2025, by and between Kestra Medical Technologies, Inc. and Al Ford (previously filed as Exhibit 10.12 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.13	Form of Restricted Stock Unit Grant Notice and Award Agreement (Non-employee Directors) under the Kestra Medical Technologies, Ltd. 2025 Omnibus Incentive Plan (previously filed as Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.14	Form of Restricted Stock Unit Grant Notice and Award Agreement (Executive Officers) under the Kestra Medical Technologies, Ltd. 2025 Omnibus Incentive Plan (previously filed as Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.15	Form of Performance Stock Unit Grant Notice and Award Agreement under the Kestra Medical Technologies, Ltd. 2025 Omnibus Incentive Plan (previously filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

10.16	Form of Performance Stock Unit Grant Notice and Award Agreement (RTSR) under the Kestra Medical Technologies, Ltd. 2025 Omnibus Incentive Plan (previously filed as Exhibit 10.16 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)+

21.1	Subsidiaries of the Registrant (previously filed as Exhibit 21 to the Company’s Annual Report on Form 10-K filed with the SEC on July 17, 2025)

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm†

23.2	Consent of Walkers (Bermuda) Limited (included as part of Exhibit 5.1)†

24.1	Power of Attorney (included in signature page)

107	Filing Fee Table†

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#

Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(10) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission on request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Kirkland, Washington, on the    day of    , 2025.

KESTRA MEDICAL TECHNOLOGIES, LTD.

By:
Name:	Brian Webster
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Brian Webster and Traci S. Umberger, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Brian Webster	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2025

Vaseem Mahboob	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2025

Traci S. Umberger	General Counsel, Chief Administrative Officer and Director	, 2025

Jeffrey Schwartz	Director, Chairman of the Board of Directors	, 2025

Raymond W. Cohen	Director	, 2025

SIGNATURE	TITLE	DATE

Mary Kay Ladone	Director	, 2025

Kevin Reilly	Director	, 2025

Conor Hanley	Director	, 2025

Elizabeth Kwo	Director	, 2025

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in its capacity as the duly authorized representative of Kestra Medical Technologies, Ltd., in Kirkland, Washington, on November    , 2025.

KESTRA MEDICAL TECHNOLOGIES, INC.

By:
Name:	Brian Webster
Title:	President and Chief Executive Officer